Exhibit 99.2

TORQUE ESPORTS CORP.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED AUGUST 31, 2019

Dated March 12, 2020

TABLE OF CONTENTS

Item 1.	EXPLANATORY NOTES, CAUTIONARY STATEMENTS AND GLOSSARY OF TERMS		1
	1.1	Explanatory Notes	1
	1.2	Caution Regarding Forward-Looking Information	1
	1.3	Exchange Rate Data	2
	1.4	Glossary of Certain Terms	3

Item 2.	CORPORATE STRUCTURE		6
	2.1	Name, Address and Incorporation	6
	2.2	Intercorporate Relationships	6

Item 3.	GENERAL DEVELOPMENT OF THE BUSINESS		7
	3.1	CPC IPO and Qualifying Transaction of the Company	7
	3.2	Three Year History	9
	3.3	Recent Developments	13

Item 4.	DESCRIPTION OF THE BUSINESS		14
	4.1	Business Overview	14
	4.2	Industry Overview and Principal Markets	18
	4.3	Revenue Model	19
	4.4	Customers	20
	4.5	Foreign Operations	20
	4.6	Competitive Conditions	21
	4.7	Proprietary Protection	22
	4.8	Employees	22
	4.9	Specialized Skill and Knowledge	22
	4.10	Risk Factors	23

Item 5.	DIVIDENDS		29
	5.1	Dividends	29

Item 6.	DESCRIPTION OF SHARE CAPITAL		29
	6.1	Common Shares	29
	6.2	Preference Shares	29
	6.3	Warrants, Agent Options and Stock Options	29
	6.4	Incentive Options	30
	6.5	Debt Securities	31

Item 7.	MARKET FOR SECURITIES		32
	7.1	Trading Price and Volume	32
	7.2	Prior Sales	33

Item 8.	Securities subject to contractual restriction on transfer		35

Item 9.	DIRECTORS AND executive OFFICERS		35
	9.1	Name, Occupation and Security Holding	35
	9.2	Orders, Penalties and Bankruptcies	36
	9.3	Audit Committee Disclosure	38
	9.4	Conflicts of Interest	40

Item 10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		40
	10.1	Interest of Management and Others in Material Transactions	40

Item 11.	TRANSFER AGENT AND REGISTRAR		41
	11.1	Transfer Agents and Registrar	41

Item 12.	MATERIAL CONTRACTS		41
	12.1	Material Contracts	41

Item 13.	Interests of Experts		41
	13.1	Interests of Experts	41

Item 14.	ADDITIONAL INFORMATION		41
	14.1	Additional Information	41

i

ANNUAL INFORMATION FORM

Item 1.	EXPLANATORY NOTES, CAUTIONARY STATEMENTS AND GLOSSARY OF TERMS

1.1	Explanatory Notes

In this Annual Information Form (the “AIF”), the term “Company”, or “Torque” refers to Torque Esports Corp. and its subsidiaries as a whole, unless otherwise specified or the context otherwise requires.

Information contained in this AIF is given as of August 31, 2019, the fiscal year end of Company, unless otherwise specifically stated.

Unless otherwise indicated in this AIF, references to “$”, “CAD” or “Canadian dollars” are to the currency of Canada, references to “U.S. dollars” or “USD $” are to the currency of the United States, references to “GBP” or “£” are to the currency of the United Kingdom and references to “EUR” or “€” are to European Euros.

Market and industry data used throughout this AIF was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended August 31, 2019. The financial statements and management’s discussion and analysis are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com. The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

1.2	Caution Regarding Forward-Looking Information

This AIF contains “forward-looking statements” within the meaning of that term under Canadian securities laws. These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding such future events and performance. In particular, all statements, other than historical facts, included in this AIF that address activities, events or developments that management of the Company expect or anticipate will or may occur in the future are forward-looking statements, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;
●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;
●	expectations regarding existing products and plans to develop, implement or adopt new technology or products, including an esports racing series;
●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;
●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;
●	requirements for additional capital and future financing options;
●	marketing plans;
●	the availability of intellectual property protection for the Company’s products; and
●	other expectations of the Company.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

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Such statements, made as of the date hereof, reflect the Company’s current views with respect to future events and are based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

These assumptions, risks and uncertainties include, but are not limited to: assumptions that the projections relating to growth and trends in the industry of the Company and adoption of the technologies underlying the Company’s products are accurate; assumptions and uncertainties related to the expected size of the esports market and other markets for the Company’s products and the acceptance of the Company’s product in existing and new markets; risks related to the limited operating history of the Company; risks related to the management of growth; risks related to disruption from failure of website or third party streaming; risks related to reliance on key business relationships and executives; reputational risks; risks related to reliance on professional esports gamers and teams; risks related to security and privacy breaches; risks related to publisher authorization; risks related to the development of high-quality products; risks related to rapid technological changes; risks related to competition; risks related to proprietary protection and intellectual property disputes; risks related to integrating acquisitions; risks related to system failures and delays; risks related to liquidity; risks related to the global economy; risks related to foreign operations; risks related to regulation; risks related to dividends; risks related to acquisition of Eden Games and UMG Media Ltd.; and risks related to the Common Shares.

When relying on forward-looking statements to make decisions, readers should ensure that the preceding information, the risk factors described herein under the section entitled “Risk Factors”, and the contents of this AIF are all carefully considered. These forward-looking statements are made as of the date of this AIF, and, except as may be required by law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any statement is based. Readers should not place undue importance on forward-looking statements and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s periodic public filings available under its profile on SEDAR at www.sedar.com.

1.3	Exchange Rate Data

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one U.S. dollar, expressed in Canadian dollars, published by the Bank of Canada (in the case of the rates for the years ended August 31, 2019 and August 31, 2018, based on the daily average rate as reported by the Bank of Canada as being in effect at approximately 4:30 p.m. (Eastern time) on each trading day).

	Year Ended August 31, 2019	Year Ended August 31, 2018
High	1.3642	1.3310
Low	1.2803	1.2128
Average rate per period	1.3254	1.2776
Rate at end of period	1.3295	1.3055

On the date of this AIF, the indicative rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was USD $1.00 equals C$1.3820. No representation is made that Canadian dollars could be converted into U.S. dollars at that rate or any other rate.

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The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one Euro, expressed in Canadian dollars, published by the Bank of Canada (in the case of the rates for the years ended August 31, 2019 and August 31, 2018, based on the daily average rate as reported by the Bank of Canada as being in effect at approximately 4:30 p.m. (Eastern time) on each trading day).

	Year Ended August 31, 2019	Year Ended August 31, 2018
High	1.5613	1.6124
Low	1.4621	1.4506
Average rate per period	1.5019	1.5232
Rate at end of period	1.4629	1.5165

On the date of this AIF, the indicative rate of exchange posted by the Bank of Canada for conversion of Euros into Canadian dollars was €1.00 equals C$1.5440. No representation is made that Canadian dollars could be converted into Euros at that rate or any other rate.

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for one GBP, expressed in Canadian dollars, published by the Bank of Canada (in the case of the rates for the years ended August 31, 2019 and August 31, 2018, based the daily average rate as reported by the Bank of Canada as being in effect at approximately 4:30 p.m. (Eastern time) on each trading day).

	Year Ended August 31, 2019	Year Ended August 31, 2018
High	1.7743	1.8371
Low	1.5955	1.5899
Average rate per period	1.6996	1.7219
Rate at end of period	1.6185	1.6931

On the date of this AIF, the indicative rate of exchange posted by the Bank of Canada for conversion of GBP into Canadian dollars was GBP1.00 equals C$1.7426. No representation is made that Canadian dollars could be converted into GBP at that rate or any other rate.

1.4	Glossary of Certain Terms

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set out below.

“AIF” means this Annual Information Form.

“Audit Committee” means the audit committee of the Board.

“Board” means the board of directors of the Company.

“Capital Pool Company” or “CPC” means a corporation:

(a)	that has been incorporated or organized in a jurisdiction in Canada;
(b)	that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and
(c)	in regard to which the completion of a Qualifying Transaction has not yet occurred.

“Common Shares” means the common shares in the capital of the Company.

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“Company” or “Torque” means Torque Esports Corp., a company formed under the OBCA.

“Consolidation” shall have the meaning ascribed to such term in Item 2.1.

“Control Person” means any person that holds or is one of a combination of persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

“CPC IPO” shall have the meaning ascribed to such term in Item 2.1.

“CPC Policy” means Policy 2.4 of the Exchange Corporate Finance Manual entitled “Capital Pool Companies”.

“Eden” means Eden Games, a company formed in France.

“Escrow Agent” means Computershare Trust Company of Canada.

“ESOP” means the Company’s rolling stock option plan.

“esports” means organized multiplayer video game competitions.

“Final Exchange Bulletin” means the bulletin issued by the TSXV following the completion of the Qualifying Transaction and the submission of all required documentation and that evidences the final TSXV acceptance of the Qualifying Transaction.

“IDEAS+CARS” means IDEAS+CARS Ltd., a company formed in the United Kingdom.

“IFRS” means the International Financial Reporting Standards set by the International Accounting Standards Board which are applicable on the date on which any calculation is to be effective or the date of any financial statements referred to herein, as the case may be.

“Incentive Options” means incentive stock options of the Company granted pursuant to the ESOP, each of which entitles the holder thereof to acquire one Common Share.

“Insider” when used in relation to the Company, means:

(a)	a director or senior officer of the Company;
(b)	a director or senior officer of a company that is an Insider or subsidiary of the Company;
(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or
(d)	the Company itself if it holds any of its own securities.

“OBCA” means the Business Corporations Act (Ontario).

“PGL” means Pro Gaming League Inc., a company formed under the OBCA.

“PGL Nevada” means Pro Gaming League Nevada Inc., a company formed in Nevada.

“PGL Share” means a common share of PGL.

“PGL Warrant” means a common share purchase warrant of PGL.

“Preference Shares” means preferred shares of the Company.

“Resulting Issuer” means the Company after completion of the Qualifying Transaction.

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“Securities Exchange Agreement” shall have the meaning ascribed to such term in Item 3.1.

“SEDAR” means System for Electronic Document Analysis and Retrieval.

“Share Purchase Agreement” shall have the meaning ascribed to such term in Item 3.2.

“Stream Hatchet” means Stream Hatchet S.L., a company formed in Spain.

“Qualifying Transaction” shall have the meaning ascribed to such term in Item 2.1.

“TSXV” means the TSX Venture Exchange.

“Twitch” means Twitch.tv.

“Unit” means a unit issued by the Company.

“Warrant” means a common share purchase warrant of the Company.

“World’s Fastest Gamer” shall have the meaning ascribed to such term in Item 3.2.

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ITEM 2.	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The Company was previously a capital pool company (“Capital Pool Company” or “CPC”) (as defined in Policy 2.4 — Capital Pool Companies of the TSXV) (the “CPC Policy”) and was originally incorporated as “Stratton Capital Corp.” under the Business Corporations Act (Ontario) (“OBCA”) pursuant to articles of incorporation on April 8, 2011. On December 15, 2011, the Company completed its initial public offering by way of a prospectus (the “CPC IPO”). As a CPC, the Company did not conduct commercial operations other than to enter into discussions for the purpose of identifying potential acquisition targets and entering into a qualifying transaction. Pursuant to its qualifying transaction, the Company entered into a securities exchange agreement with Pro Gaming League Inc. (“PGL”), a private company incorporated under the OBCA, whereby the Company acquired all of PGL’s issued and outstanding shares through a reverse takeover (the “Qualifying Transaction”). When the Qualifying Transaction closed on October 20, 2016, PGL became a wholly-owned subsidiary of the Company. Immediately prior to closing, the Company filed articles of amendment changing its name from “Stratton Capital Corp.” to “Millennial Esports Corp.” See “Item 3.1 – CPC IPO and Qualifying Transaction of the Company” for further details regarding this Qualifying Transaction.

On June 7, 2019, the Company filed Articles of Amendment to affect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen post-consolidation Common Shares.

On October 17, 2019, the Company filed Articles of Amendment to (1) change its name from “Millennial Esports Corp.” to “Torque Esports Corp.”, and (2) to affect a consolidation of the Torque shares on the basis of one post-consolidation Torque Share for every five pre-consolidation Torque Shares (collectively with the June 7, 2019 share consolidation, the “Consolidation”).

The head office of the Company is located at 82 Richmond Street East, Toronto, Ontario M5C 1P1. The registered office of the Company is located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8.

The Company is a reporting issuer in the provinces of Alberta, British Columbia and Ontario. The Common Shares are listed and posted for trading on the TSXV under the trading symbol “GAME” and the OTCQB under the trading symbol “MLLLF”.

2.2	Intercorporate Relationships

The Company currently has four wholly-owned or majority-held subsidiaries: Stream Hatchet S.L. (“Stream Hatchet”), a Spanish company; IDEAS+CARS Ltd. (“IDEAS+CARS”), a U.K. company; Eden Games S.A. (“Eden”), a French-based publisher of racing video games across console and mobile platforms, and UMG Media Ltd. (“UMG”), an Alberta company.

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The following is a summary of the inter-corporate relationships between the Company and its subsidiaries, which together comprise the consolidated Company as at the date hereof:

Notes:

(1) Engine Merger Sub Inc. was incorporated for the purpose of merging with WinView Inc. in connection with the Frankly and WinView Transaction (defined below). It does not currently have any operations. See “Frankly Arrangement and WinView Merger” under section “3.3 Recent Developments” for more details.

Item 3.	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	CPC IPO and Qualifying Transaction of the Company

The Company was a CPC pursuant to the policies of the TSXV. As such, the sole business of the Company had been to identify and evaluate businesses and assets with a view to completing a Qualifying Transaction. The Company did not carry on any other business until the completion of a Qualifying Transaction.

On February 27, 2015, the Company and PGL entered into an arm’s length binding letter agreement in connection with negotiating a transaction to effect a business combination of the Company and PGL. Between June 30, 2015 and May 13, 2016, the parties continued to have discussions about certain aspects of the Qualifying Transaction concerning the valuation of the respective companies and continued to explore financing options to facilitate the Qualifying Transaction.

On May 13, 2016, the Company and PGL agreed to effect the Qualifying Transaction by way of a securities exchange. Immediately prior to closing of the Qualifying Transaction, the Company consolidated its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for every four (4) pre-consolidation Common Shares (the “QT Consolidation”). References to post-consolidation Common Shares in this section refer to the QT Consolidation.

Pursuant to the securities exchange, on closing of the Qualifying Transaction, each issued and outstanding share of PGL (“PGL Share”) was exchanged for post-consolidation Common Shares of the Company on the basis of one (1) post-consolidation Common Share for each one (1) PGL Share outstanding (1:1) immediately prior to the closing of the Qualifying Transaction at a price of $0.10 per post-consolidation Share (the “Securities Exchange Agreement”). Further, in connection with the Securities Exchange Agreement, each outstanding common share purchase warrant of PGL outstanding on the date of the Qualifying Transaction (“PGL Warrant”) was exchanged for a common share purchase warrant of the Company (“Warrant”) on a one for one (1:1) basis, with each Warrant bearing the right to acquire one post-consolidation Common Share at $0.05 per post-consolidation Common Share for a period of three (3) years after the closing date of the Qualifying Transaction. Upon the completion of the Qualifying Transaction on October 20, 2016, the Company owned 100% of the issued and outstanding common shares of PGL (the “PGL Shares”). Former PGL shareholders (including subscribers to the PGL Private Placement as defined below) received 85,449,812 Common Shares, at a deemed price of $0.10 per Common Share.

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On October 20, 2016, the Company completed its Qualifying Transaction in accordance with the policies of the TSXV, pursuant to which the security holders of PGL exchanged all of the securities of PGL for securities of the Company, resulting in PGL becoming a wholly-owned subsidiary of the Company.

The Qualifying Transaction was accounted for in accordance with IFRS 2, Share Based-Payments. The Qualifying Transaction is considered a reverse takeover of Stratton Capital Corp. by PGL. A reverse takeover transaction involving a non-public operating entity and a non-operating public company is in substance a share-based payment transaction, rather than a business combination. The Qualifying Transaction is equivalent to the issuance of equity instruments (shares, stock options and warrants) by PGL for the net assets and eventual public listing status of the non-operating company, Stratton Capital Corp. The fair value of the shares issued was determined based on the fair value of the common shares issued by PGL.

Immediately prior to the Qualifying Transaction, the Company consolidated its outstanding share capital on a 4:1 basis from 7,256,176 Common Shares to 1,814,044 Common Shares outstanding.

Prior to closing, PGL completed a non-brokered placement (the “PGL Private Placement”) raising aggregate proceeds of $4,060,540 (USD $3,104,635) through the sale of 40,605,400 shares at $0.10 (USD $0.0765) per share.

Upon closing of the Qualifying Transaction, 5,375,000 PGL Warrants were converted to Common Shares. Each two (2) PGL Warrants were exchanged for one (1) Common Share resulting in the issuance of 2,687,500 Common Shares.

In connection with the Qualifying Transaction, the convertible debt of PGL (the “PGL Convertible Debt”) was converted into common shares of the Resulting Issuer at the issue price of $0.10 (USD $0.07563). For every dollar of principal amount of PGL Convertible Debt converted into the common shares of the Resulting Issuer, the holders of PGL Convertible Debt received two (2) PGL Convertible Debt Warrants. The principal amount of PGL Convertible Debt at the date of the Qualifying Transaction was $2,053,191 (USD $1,696,165), which resulted in the issuance of 20,531,912 Common Shares of the Company.

Upon completion of the Qualifying Transaction, the holders of PGL Convertible Debt received two (2) PGL Convertible Debt Warrants for every dollar of principal amount of Convertible Debt resulting in 4,106,382 PGL Convertible Debt Warrants being issued. Each PGL Convertible Debt warrant (“PGL Convertible Debt Warrant”) is exercisable into one (1) Resulting Issuer common share at an exercise price of $0.05 for a period of three (3) years from the completion of the Qualifying Transaction. Each PGL Convertible Debt Warrant issued was exchanged for one (1) warrant of the Resulting Issuer, which had identical terms as above.

The fair value of the PGL Convertible Debt Warrants as at October 20, 2016 was $226,713 and was determined using the Black-Scholes pricing model with the following assumptions: a share price of CAD $0.10, an exercise price of CAD $0.05, a volatility of 97% based on comparable companies; an expected life of 3 years, a dividend yield of 0%, and a risk-free interest rate of 0.52%.

In conjunction with the QT Consolidation, the Company consolidated its outstanding stock options on a 4:1 basis from 715,793 options at an exercise price of CAD $0.10 to 178,948 options at an exercise price of CAD $0.40 outstanding. 178,948 stock options were converted to stock options of the Company exercisable at CAD $0.40 each and expiring March 6, 2017.

The fair value of the stock options as at October 20, 2016 was $176 and was determined using the Black-Scholes pricing model with the following assumptions: a share price of CAD $0.10, an exercise price of CAD $0.40, a volatility of 131% based on comparable companies; an expected life of 0.38 years, a dividend yield of 0%, and a risk-free interest rate of 0.55%.

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Subsequent to the completion of the Qualifying Transaction, the Company changed its name to Millennial Esports Corp.

3.2	Three Year History

The following is a description of how the business of the Company developed over the three most recently completed financial years and the current financial year.

Fiscal Year Ended August 31, 2017

Completion of Qualifying Transaction and PGL Private Placement

On October 20, 2016, the Company completed its Qualifying Transaction in accordance with the policies of the TSXV, pursuant to which the security holders of PGL exchanged all of the securities of PGL for securities of the Company, resulting in PGL becoming a wholly-owned subsidiary of the Company. Prior to closing of the Qualifying Transaction, PGL completed the PGL Private Placement. See Section 3.1 above – “CPC IPO and Qualifying Transaction of the Company.”

Acquisition of Stream Hatchet

On April 28, 2017, the Company acquired Stream Hatchet, a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. In connection with the acquisition of Stream Hatchet, the Company issued 2,951,973 Common Shares at $0.24 (ascribed a fair value of $518,602) and paid cash of €125,000 ($135,812) for all of the issued and outstanding shares of Stream Hatchet (on a pre-Consolidation basis).

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition. For further detail with respect to this acquisition, see note 5 of the Company’s August 31, 2017 audited consolidated financial statements.

Stream Hatchet provides holistic data to its users and these users utilize the information to make decisions based on this data. Having accurate information is essential to content creators, esports teams and organizations, sponsors, brands, and ultimately every company with an interest in video game streaming. Current users of the Stream Hatchet platform include streamers, esports organizations, video game producers, and advertising agencies. Stream Hatchet offers its users solutions in order to fulfill their objectives by providing the data, insights and intelligence they need. Brands can leverage their impact by appearing in live video streaming. Online video is a primary way to reach viewers who are abandoning traditional media. More than half of gamers make purchasing decisions by watching gaming videos. Gaming streaming maintains solid and relevant information that can turn into metrics that help targeting ads. Stream Hatchet offers an easy to use tool to monitor the impact. Streamers generate a significant amount of data that they want simplified and organized. A large percentage of the streamer’s income comes from advertisers and sponsorships and as a result they need a trusted source of metrics. Esports organizations need a way to identify the influencers, target the right audience and measure the impacts of their marketing campaigns. Through proprietary methods, Stream Hatchet collects and sorts the data from various live streaming platforms. Stream Hatchet has developed a solid solution that tracks, stores and represents this data. Stream Hatchet currently tracks all the broadcast activity on Twitch, Azubu, Hitbox and Beam, as well as other streaming platforms, and is actively developing other business solutions around their technology.

Acquisition of IDEAS+CARS

On July 27, 2017, the Company acquired U.K. based IDEAS+CARS, a leader in the fast growing esports racing environment. In connection with the acquisition, the Company paid £100,000 ($131,182) cash and issued 1,339,655 Common Shares at an issuance price of $0.80 per Common Share and 450,000 options to purchase Common Shares at an exercise price of $0.58 per Common Share for a period of five years vesting on the first, second and third anniversary of closing of the acquisition (on a pre-Consolidation basis).

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In connection with the acquisition, the principal shareholder of IDEAS+CARS, Darren Cox, entered into a three-year agreement with the Company to act as Chief Marketing Officer of the Company. Pursuant to the agreement, Mr. Cox received the right to acquire $357,000 of Common Shares and up to 8,000,000 additional Common Shares upon meeting certain performance milestones based on an issuance price of the greater of $0.58 and the Common Share closing price on the day prior to the respective milestone date (on a pre-Consolidation basis). The agreement stipulates an equivalent share payout of $600,000 in the first year, and $957,000 on the second, third, and fourth anniversaries of the agreement upon meeting annual revenue targets of £272,000, £416,047, £535,707 and £655,023 in the first through fourth years respectively, with a minimum share equivalent payout of $400,000 annually.

As at August 31, 2019, the estimated fair value of the contingent consideration is $473,364 (2018 - $667,242), which is calculated based on a combination of probabilities ranging from 5%-10% (2018 – 10%-100%) of meeting milestone targets, and a discount rate of 19% (2018 – 19%). Based on milestones met to August 31, 2019, $760,216 (2018 - $455,736) was reflected as shares to be issued as at August 31, 2019 For further detail with respect to this acquisition, see note 7 of the Company’s August 31, 2018 audited consolidated financial statements. As of July 17, 2019, Darren Cox was appointed as Chief Executive Officer and President of the Company and no longer acts as the Chief Marketing Officer.

Equity Financings

On April 10, 2017, the Company completed a non-brokered private placement of 13,333,333 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of $2,000,000 (on a pre-Consolidation basis). Each Unit consisted of one Common Share and one-half (1/2) of one common share purchase (each a “Warrant”). Each whole Warrant entitled the holder to acquire one additional Common Share of the Company for a period of two years from the date of issuance at a price of $0.20 per share (on a pre-Consolidation basis). In the event that the Company’s Common Shares trade at a closing price of greater than $0.40 per share (on a pre-Consolidation basis) for a period of 30 consecutive trading days at any time commencing 11 months after the closing of the private placement, the Company may accelerate the expiry date of the Warrants by providing notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

On July 18, 2017, the Company completed the first tranche of a non-brokered private placement of up to 7,758,621 Units at a price of $0.58 per Unit. Aggregate proceeds of $3,872,733.66 were raised and 6,677,127 Units were issued on the first tranche of the private placement (on a pre-Consolidation basis). Each Unit consisted of one Common Share and one-half of one (1/2) Warrant. Each whole Warrant entitles the holder to acquire one additional Common Share of the Company for a period of 18 months from the date of issuance at a price of $0.72 per share (on a pre-Consolidation basis). On July 21, the Company completed the second and final tranche of the private placement, issuing 1,081,494 Units for gross proceeds of $627,267. In the event that the Company’s Common Shares trade at a closing price of greater than $1.50 per share (on a pre-Consolidation basis) for a period of 30 consecutive trading days at any time after nine months after the closing of the relevant tranche of the private placement, the Company may accelerate the expiry date of the Warrants by providing notice to the shareholders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

Fiscal Year Ended August 31, 2018

Acquisition of Eden Games

On February 27, 2018, the Company closed a share purchase agreement (the “Eden Purchase Agreement”) to acquire a 100% interest in Eden Games, a French-based publisher of racing video games (the “Eden Transaction”), with payment of the cash and share consideration under the Eden Purchase Agreement previously having been completed on January 16, 2018 and all conditions having been satisfied by January 24, 2018.

The terms of the Eden Transaction are as follows:

-	The Company made aggregate cash payments of €6,905,039 ($8,462,125) and issued 59,180 Common Shares, ascribed a fair value of $2,819,172 to shareholders of Eden Games in exchange for acquiring an approximate 83.2% majority interest.
-	The Company is obligated to pay additional purchase price consideration of €1,275,000 ($1,489,277) to the founders of Eden Games within a five day period after October 31, 2018 should certain milestones be achieved, which have been completed.

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As at August 31, 2019, the present value of the contingent consideration is nil (2018 - €1,238,566 ($1,446,719)), which is calculated based on a combination of probabilities ranging from n/a (2018 - 100%; February 27, 2018 - 50% to 100%) or meeting milestone targets, and a discount rate of 19% (2018 – 19%; February 27, 2018 - 3.5%). During the year ended August 31, 2019, the Company settled the contingent consideration obligation through cash payments of €280,705 ($313,363), with the remaining balance settled through the Series Two convertible debt issuance (see note 12 of the Company’s August 31, 2019 audited consolidated financial statements).

The Company and the sellers of Eden Games had certain call and put options:

-	Until February 27, 2019, the Company had an option to purchase the remaining 104,831 common shares of Eden Games, that is does not own, at €12.16 ($14.20) per share (€1,274,745 ($1,480,744)) in total). This option expired unexercised.
-	From February 28, 2019 to March 29, 2019, the founders of Eden Games had an option to sell their remaining 104,831 common shares to the Company at €12.16 ($14.20) per share (€1,274,745 ($1,488,600) in total). On March 28, 2019, this option was exercised.
-	Until May 30, 2019, the Company had an option to purchase the 36,478 remaining preferred shares of Eden Games at €24.32 ($28.40) per share (€887,145 ($1,035,975) in total). This option expired unexercised.
-	Until February 27, 2019, the minority shareholders of Eden Games had an option to sell their remaining preferred shares to the Company at €12.16 ($14.20) per share (€443,572 ($517,120) in total). This option expired unexercised.
-	During the six month period starting from the exercise of the 8,250 incentive warrants by their holders, the Company has an option to exchange the shares receivable upon exercise of the 8,250 incentive warrants for 237,315 Common Shares.
-	Before February 27, 2020, each Eden Games warrant holder has an option to exchange their warrants for Torque options (3 options in total). This option expired unexercised.

About Eden Games

Eden Games, an independent game studio, was founded in Lyon, France in 1998 by long-time Atari developers & industry experts David Nadal & Jean-Yves Geffroy. Driven by a passion for racing and a unique combination of technical and managerial skill, the pair hand-selected a core team to develop “V-Rally”, Eden Games’ first game and commercial success that became one of the most successful game franchises on PlayStation systems. Since then, the studio has expanded its racing expertise and broad library of market-leading titles with the development of such titles as: Need for Speed: Porsche, & Test Drive Unlimited, the first massive open world racing game franchise. With each demonstrated success, the Eden Games brand has grown within the gaming industry to be a household name known for its credibility, innovation, and unique development capability.

Today, Eden Games is an independent development studio managed by its original co-founders. Thanks to its storied history of innovative development, Eden Games is constantly approached by racing brands and industry players seeking to work with a reliable game developer, offering the studio a unique competitive advantage at the crossroads of a competitive industry. The studio is composed of both experienced veterans and highly talented young developers and all major technology and intellectual property remains in-house. Eden Games’ latest game, Gear.Club, was released on mobile platforms at the end of 2016 and has amassed over 9.3 million downloads to date.

Since its founding, Eden Games has produced the following video game titles: V-Rally (1998); V-Rally 2 (1999); Need for Speed: Porsche (2000); V-Rally 3 (2002); KYA: Dark Lineage (2003); TITEUF: Mega Compet (2004); Test Drive Unlimited (2006); Alone in the Dark (2008); Test Drive Unlimited 2 (2011); TDU2 Casino Online (2011); and Gear.Club (2016).

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On March 20, 2018, the Company announced that the Torque mobile racing game, Gear.Club, is expanding its gaming experience with the integration of Amazon GameOn, a new cross platform competitive gaming service. After working with Amazon to integrate with this new service, Torque’s game studio, Eden Games, was announced at the Game Developers Conference on March 19 as one of the first game studios to build the service into one of their games.

Equity Financings

On July 13, 2018, the Company announced it had closed a non-brokered private placement of equity units of Torque (“Equity Units”) at a price of $0.12 per Equity Unit (on a pre-Consolidation basis). The Company issued 19,286,201 Equity Units for aggregate gross proceeds of $2,314,344. Each Equity Unit is comprised of one (1) Common Share and one-half of one (1/2) Warrant. Each whole Warrant will entitle the holder to acquire one (1) Common Share at an exercise price of $0.17 per Common Share (on a pre-Consolidation basis) for a period of 18 months from the date of issuance of the Warrant, provided, however, that in the event that the closing price of the outstanding Common Shares on the TSXV is greater than $0.34 (on a pre-Consolidation basis) for a period of 30 consecutive trading days at any time after November 14, 2018, the Company may, at its option, accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire at 5:00 p.m. (Toronto time) on the date which is the earlier of: (i) the 30th day after the date on which such notice is given by the Company; and (ii) January 13, 2020.

On January 15, 2018 and February 9, 2018 the Company closed two tranches of a non-brokered private placement at a price of $0.70 per Equity Unit (on a pre-Consolidation basis). The Company issued 18,804,075 Equity Units for gross proceeds of $13,162,852 (USD $10,596,096). Each Equity Unit is comprised of one (1) Common Share and one-half of one (1/2) Warrant. Each whole Warrant entitles the holder to acquire one (1) Common Share for a period of 24 months from the date of issuance of the Warrant, at an exercise price of $1.20 per share (on a pre-Consolidation basis). The Company paid certain finder’s fees to eligible parties in connection with both tranches of the private placement and 104,147 finder warrants (“Finder Warrants”). Each Finder Warrant is exercisable into a Common Share for a period of 24 months at $1.20 per share (on a pre-Consolidation basis). Total cash costs of issue and finders fees amounted to $95,450.

Fiscal Year Ended August 31, 2019

Convertible Debenture Financing

On July 8, 2019, Torque closed a first tranche of a non-brokered private placement of convertible debentures (the “Convertible Debentures”) in the amount of $5,251,112. The Convertible Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. Holders of the Convertible Debentures may convert all or a portion of the principal amount of the Convertible Debentures into units of Torque at a price of $0.50 per unit. Each unit is comprised of one Torque Share and one warrant, with each warrant exercisable into a Torque Share at an exercise price of $0.50 per share for a period of five years from the issuance of the Convertible Debentures. Torque shall be entitled to call for the exercise of any outstanding Common Share purchase warrants of the Company (“Warrants”) following the 6 month anniversary of closing in the event that the closing trading price of the shares is above $3.00 for 15 consecutive trading days. On July 25, 2019 Torque closed an additional tranche of principal amount Convertible Debentures of $5,342,000 and on August 8, 2019, Torque closed a final tranche of principal amount Convertible Debentures of $4,406,900. The non-brokered private placement of Convertible Debentures was fully subscribed for a total of principal amount of $15,000,012.

Management Changes

On April 8, 2019, the Company announced that Darren Cox was appointed as president and director. Mr. Cox was the founder of Nissan and Sony’s GT Academy, Mr. Cox previously served as Nissan’s Head of Global Motorsport. Further, on July 17, 2019, the Company announced it had appointed Mr. Cox as its Chief Executive Officer, replacing Mr. Steve Shoemaker.

On April 8, 2019, the Company announced that both Mr. Ron Spoehel and Mr. Alex Igelman resigned from the Board of the Company.

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3.3	Recent Developments

Equity Financing

On December 18, 2019, the Company closed the first tranche of a non-brokered private placement of up to 4,000,000 units at a price of $1.25 per unit (the “Offering”) for gross proceeds of up to $5,000,000. A total of 872,000 units were issued for cash proceeds of $550,000 and $540,000 issued to creditors to settle amounts owing on the closing of this first tranche of the Offering. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $1.80 per share. Of the $1,090,000 raised, $100,000 were subscribed to by a director of the Company.

Acquisition of UMG

On November 6, 2019, the Company signed a definitive agreement to acquire UMG. The transaction closed on December 31, 2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the UMG Arrangement, Torque acquired all of the issued and outstanding UMG Shares, by way of a plan of arrangement, based on an exchange ratio of 0.0643205 of a Torque Share for each UMG common share held by the former UMG shareholders. In total, Torque issued 4,328,411 Torque Shares in exchange for the UMG securities exchanged pursuant to the transaction, including the securities issued pursuant to the UMG Private Placement (defined below) (a total of 812,361 of these Torque Shares were issued to the UMG Private Placement shareholders and the remainder were issued to the UMG Shareholders). In addition, each outstanding option and warrant to purchase a UMG Share was exchanged for an option or warrant, as applicable, to purchase a Torque Share, based upon the exchange ratio. This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. The plan of arrangement was completed on December 31, 2019.

Frankly Arrangement and WinView Merger

On November 22, 2019, the Company, Frankly Inc. (“Frankly”), and WinView Inc. (“WinView”) announced that the three companies agreed to combine to form an integrated news, gaming, sports and esports platform (the “Frankly and WinView Transaction”) and entered a binding letter agreement (the “Letter Agreement”). On March 10, 2020, the Company, Frankly and WinView announced that they had entered into a business combination agreement dated March 9, 2020 (the “Business Combination Agreement”) with terms consistent with the Letter Agreement. The Business Combination Agreement provides that the Company will effect the Frankly and WinView Transaction by completing the following: (a) acquire all of the issued and outstanding common shares of Frankly pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Frankly Arrangement”); and (b) indirectly acquire WinView, pursuant to a statutory merger of WinView with and into Engine Merger Sub Inc. (a wholly-owned subsidiary of the Company), under the General Corporation Law of the State of Delaware (the “WinView Merger”). The combined company, to be called Engine Media Holdings, Inc. (“ENGINE”), will be co-led by Darren Cox and Frankly Chief Executive Officer Lou Schwartz. WinView Executive Chairman Tom Rogers, who also serves as Chairman of Frankly, will serve as Executive Chairman of ENGINE.

Pursuant to the Plan of Arrangement, holders of common shares of Frankly will receive one common share of the Company, in exchange for each common share of Frankly held by them, resulting in the issuance of 30,813,758 common shares of the Company to the shareholders of Frankly. All outstanding convertible securities of Frankly will be exchanged for equivalent securities of the Company (other than outstanding warrants to purchase common shares of Frankly, which will remain outstanding and have the terms of such securities adjusted to reflect the exchange ratio).

Pursuant to the WinView Merger, holders of securities of WinView will receive a total of 26,400,000 common shares of the Company, subject to certain leak-out provisions which have been agreed upon by the parties in the Business Combination Agreement, and/or contingent rights, in exchange for the securities of WinView held by them. The contingent rights will entitle holders to proceeds from the enforcement of WinView’s patent portfolio as further specified in the Business Combination Agreement.

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Loan from Frankly to Torque Esports

On February 7, 2020 and February 20, 2020, Frankly advanced US$1,000,000 and US$100,000, respectively, to the Company, as initial advances made in contemplation of a proposed loan agreement to be entered into between Frankly, as lender, and Torque as borrower. On March 10, 2020, Frankly and Torque entered into definitive loan documentation with Torque in connection with the previously disclosed advances made by Frankly to Torque in the aggregate amount of US$1,100,000. The obligations under the loan are secured, bear interest at a rate of 4% per annum, and all principal and interest thereon is repayable on the earlier of September 30, 2020 and the date that is 90 days following the date the Frankly and WinView Transaction is terminated or abandoned. The loan provides for certain negative and positive covenants as well as events of default as are customary for transactions of this nature. The previously made advances have received conditional approval of the TSX-V and are subject to final approval, and no additional advances are contemplated to be made under the loan.

Item 4.	DESCRIPTION OF THE BUSINESS

4.1	Business Overview

Torque focuses on three areas: (1) esports data provision; (2) esports tournament hosting; and (3) esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

During July 2019, Torque restructured its business and leadership team. As such, Torque refocused on parts of the existing business that could be made profitable in the near term and on investigating mergers and acquisition opportunities that were both synergistic to the existing business and/or could speed up the timeline to profitability. Torque also focused on reducing overhead dramatically with a reduction in non-essential resources including offices, personnel and consultants. Unprofitable projects and business units were either streamlined or wound down.

In addition, Torque’s new management focused attention on building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) who provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to monetize the huge number of viewers in the gaming and esports space. These efforts allowed Torque to focus short term on being a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model.

Torque has transitioned itself in this period from a high overhead, low revenue business to one that is lean, focused and has used mergers and acquisitions to short cut its structural maturity and path to revenue and profit. Torque uses the buzz of esports to tell the story about this new booming industry, but is building its revenue streams in known areas for investors: video games, data, motorsport and now media. Since July 2019, Torque has made significant strides in lowering costs and focusing investment in high growth areas. The ground work for the future was being completed in this period but the financial results will not be clear until the second half of 2020 – when Torque will show leadership in this space as a diversified company with its centre of gravity based around the high growth areas of video gaming and esports.

General

Torque is in the process of closing its non-core, loss-making businesses and locations. These include its live esports venue in Las Vegas known as “thE Arena”, as well as the Torque Esports tournament app, and the “LOL Champions app”. Neither of these endeavours were invested in under previous management and both business units have been overtaken by bigger, better-located facilities (thE Arena) and better, newer technology (Tournament app).

The benefit of these closures is that it will eventually allow Torque to focus on three areas of white space that it is a leader in. It will also allow Torque to better deploy its capital. Once the shuttering costs of these businesses are paid, the core operating businesses of Torque are self-sustaining.

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Recent management changes reflect this change of focus and new hires will be experts in these three areas.

1)	Esports Racing

●	Motorsport is a global sport with a global audience;

●	More fans enter motorsport through gaming than any other means;

●	No other sport has a transferable skillset from games to the real world version;

●	Auto racing provides a strong opportunity to develop simple, fun and easy-to-use mobile games aimed at a mass market audience.

Eden Games combined with the Word’s Fastest Gamer and other new IP owned and developed by in-house marketing and events agency, IDEAS+CARS, will allow Torque to be a leader in automotive esports through mobile game development and esports events aimed at qualifying and training new professional racers. The Company aims to dominate the automotive esports segment with this unique platform of esports racing capabilities.

This strategy involves fusing the world of esports racing and professional motorsport through the development of unique mobile racing games (and eventually console and PC games) that utilize a mass competition model to market the games and thereby drive revenue. In doing so, the Company is poised to become the world’s premier mobile racing title publisher through its disruptive application of new competition formats, utilization of proven incentive models, and expansion of access to a global audience.

The execution of this vision begins with Eden Games, a core business unit of the Company and developer of proprietary racing game titles. In 2016, Eden Games launched its own franchise Gear.Club with advanced console graphics in both mobile format (IoS, Android) and console (Switch). The game was instantly successful with 1.5 million organic downloads and top chart positions in 110 countries in its first week alone on its mobile version of the game. Apple prominently featured Gear.Club a total of 22 times globally in the Apple App Store and both Apple and Google Play have used it as a showcase game at various occasions. Samsung, Razer Phone, Amazon and Gamevice are all using Gear.Club as a flagship game for their products and digital service offerings.

The Company’s World’s Fastest Gamer used Gear.Club as the only mobile game in the section qualifiers round of its esports championship, with the winner becoming a SIM driver for McLaren. The Gear.Club game has been very successful despite limited investment in development and marketing subsequent to its 2016 launch, with well over 10 million downloads, 300k monthly active users, 10 million views across videos from YouTubers and Streamers.

Due to financial constraints, Eden Games did not spend significant resources further developing or marketing the Gear.Club game after its launch in 2016, instead focusing on further developing its core mobile game platform dominance by teaming up with the UK-based game studio The Codemasters Software Company Limited (“Codemasters”) to develop F1® Mobile Racing that features team cars and circuits of the 2018 F1A Formula One World Championship. The game soft launched in July 2018 and has performed ahead of expectations for F1 and is grossing around $300K a month in revenue for the partners. The game features real-time multiplayer mode and improved graphics for F1 racing enthusiasts. All of these mobile game platform enhancements are owned by Eden Games and will enable the development of the Company’s own racing titles on the world’s leading mobile racing game platform.

Going forward, the Eden Games’ development team will focus the production of multiple highly disruptive titles that bring to market an offering not seen in any other publisher’s library. The ability to bring multiple titles to the market aimed at different market segments ranging from simple and engaging mass market games to highly competitive branded racing games, will be amplified and supported by the company’s unique esports platform capabilities in data analytics and live events.

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Eden Games’ goal is to develop new mobile racing game titles with co-development partners that own or license racing IP, as well as to develop its own unique mobile racing games. By having multiple titles in the marketplace, Eden Games is not limited to the success or failure of a particular title but instead can earn development and residual revenue from multiple titles. As one of the leading mobile racing game developers in the market, Eden Games can choose which co-development partners and IP license holders it decides to work with and can structure co-development deals that include both up front development revenue as well as residual back end income.

A mobile title’s success is dependent on the marketing efforts attached to that title and the most successful mobile games have esports elements built into the game. Racing games are no different and this is where the esports expertise and experience of the Torque team comes into play. The World’s Fastest Gamer, IP owned by the Company, is the global leader in fusing racing and esports and turning gamers into real race car drivers, a legacy that goes back to the days of our CEO and President, Darren Cox’s, involvement with GT Academy. Our experience in executing successful esports activations in the racing space including large scale events based on a global competition model sets us apart from our peers.

The result is an innovative business that uses a team of strategic and live-event experts to supplement the creation of disruptive game titles being built by development masters.

2)	Esports Data Provision

Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. This is a service that no other publisher or esports operator owns in-house. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Stream Hatchet, through a software-as-a-service (“SaaS”) offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. It is able to do this thanks to a clearly-defined and streamlined internal structure, a clearly-delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space.

3)	Esports Tournament Hosting

UMG is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

The combination of Torque and UMG will create a significant esports company that has operations in a number of the key verticals of the gaming industry, including Racing, Battle Royale, and Traditional Sports Titles. Torque’s strong presence in the racing vertical, combined with UMG’s ability to host daily cash play through its proprietary platform, will allow Torque to expand its offerings to not only its own users, but also to the user base of UMG.

UMG’s broadcast capabilities will enhance events currently produced by Torque, including World’s Fastest Gamer, while allowing UMG to better utilize its studio operations. The content and consistent programming that can be created in the traditional esports verticals that UMG currently hosts, combined with the automotive content provided by Torque, will allow the combined entity to reach a significantly broader audience, attracting new sponsors and advertisers hungry for access to these demographics.

In conclusion, the Company’s ambition in fusing the virtual and real racing worlds is grounded in the belief that the structure of the business required to achieve this will set it up for as yet undefined future opportunities. That the nature of the esports landscape is rapidly changing and undeniable; however, in owning a platform that allows for the agile creation and application of innovative techniques and IP, the Company is positioning itself to be able to take advantage of new regulatory or market opportunities as they arise.

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As mentioned above, the business of the Company is comprised of the following components:

Eden Games

Eden Games is an independent game developer with market-leading competency in building mobile racing games. They are well-known in the industry for the multiple racing franchises they have created and are considered experts in the fields of licensing and racing technology. Founded by two experienced Atari developers, Eden Games is a household name in development circles and has both a storied history of success and a strong pipeline of future engagements. Its current development deals are for the official F1 mobile game and porting its Gear.Club franchise onto the hugely successful Nintendo Switch. These two contracts provide regular revenue contracted from 3rd parties and a share of the revenue from game sales or in-app purchases. With these contracts alone Eden breaks even.

Eden has developed many game IPs over the years including the V-Rally franchise and Test Drive Unlimited and its several iterations. Gear.Club is the latest of those. Despite lack of investment previously the game has been regularly updated and is still one of the leading mobile games. With new investment Torque is providing development funds to maximise the solid foundation of this franchise as well as allowing the creative minds at Eden to create at least two new games in the next 24 months. These games will feature new esports, AI, UI and, subject to legal agreements, wagering.

Eden has produced the following video game titles: V-Rally (1998); V-Rally 2 (1999); Need for Speed: Porsche (2000); V-Rally 3 (2002); KYA: Dark Lineage (2003); TITEUF: Mega Compet (2004); Test Drive Unlimited (2006); Alone in the Dark (2008); Test Drive Unlimited 2 (2011); TDU2 Casino Online (2011); Gear.Club Mobile (2016 – 2020); Gear.Club Unlimited (2017); F1 Mobile (2018 – 2020); and Gear.Club Unlimited 2 (2018 – 2020).

IDEAS+CARS

IDEAS+CARS is the in-house marketing and events agency for Torque. Its biggest benefit to the group is the ability to generate unique IP such as World’s Fastest Gamer and its unrivalled team and industry connections. Its management has significant experience in automotive and motorsport, with a successful track record of managing major marketing programmes in the auto space, such as at Le Mans, in GT racing and for various blue-chip companies. The core of the IDEAS+CARS team has been involved with the development and success of GT Academy, Mercedes and Force India F1 esports team and World’s Fastest Gamer.

World’s Fastest Gamer reached over 400 million households for its first season with McLaren F1 including at least 12 hours of screen time on ESPN and CNBC in the USA. Season 2 has just launched with the prize being a season of racing in Aston Martins.

Stream Hatchet: The Global Leader in esports Data & Analytics

Stream Hatchet provides SaaS solutions that enable individuals, businesses, and enterprises to have real-time access to gaming and streaming data analytics.

Operating across all of the primary streaming platforms, Stream Hatchet relays real-time metrics to clients, enabling them to make informed, data-driven decisions, maximize their reach, and grow their audience. Stream Hatchet measures the impact of esports across all major live streaming platforms including Twitch, Mixer, YouTube, Donyu and Huya. Stream Hatchet currently provides services to esports teams, marketing agencies and leading companies in video game publishing including Xbox Game Studios and Activision Publishing, Inc.

Stream Hatchet’s customers include a majority of the big names in gaming and esports as well as some other companies that are outside the gaming and esports space. For example, Allied Esports’ arena at the Luxor Hotel & Casino in Las Vegas utilized Stream Hatchet to measure professional gamer Tyler “Ninja” Blevins’ record-breaking stream, with a total peak viewership of 668,522, breaking all previous single streamer records.

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Stream Hatchet appeals to a variety of customers in the esports space providing data solutions for game publishers, esports teams, investors, content distributors, streaming platforms, brands, ad agencies, streamers, leagues, content developers, digital agencies, tournament venues, etc. Stream Hatchet has a suite of solutions that include:

●	Team Offering
●	Streamer Offering
●	Business Intelligence Offering
●	API Offering
●	Customized Tournament and Campaign Reporting

Stream Hatchet is providing the intelligence needed by non-endemic brands to justify marketing and advertising spending in the esports space and legitimizes the purchase itself. Stream Hatchet is used by the Company to drive its own business decisions through the analysis of viewer and user data gathered around Eden’s titles; it is also used as a standalone business driving revenue generation.

UMG Media Ltd.

UMG, a BC incorporated company, is a premier eSports company in North America, offering gaming entertainment, live events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content. UMG entered the esports industry in 2016 with the acquisition of UMG Events LLC which was founded in 2012 and is actively involved in many aspects of the esports industry. UMG is deeply ingrained in the gaming community and very well established within the competitive gaming sector with approximately 2.1 million registered users and over 18 million matches played live and online through its platform. For more information on UMG and its esports offerings, see www.umggaming.com.

UMG is a diversified esports company that has operations involved in:

●	Live Tournaments
●	Online Contests
●	Casino esports Operations
●	Creation and Distribution of Original Content
●	Esports Tournament Operations through its proprietary tournament management app

4.2	Industry Overview and Principal Markets

Esports is the evolution of competitive video gaming. Competitions have been held in packed stadiums and are attracting professional players, player agents, event organizers, and millions of online fans. The esports industry has reached the point in its lifecycle where Fortune 500 companies are beginning to take notice. Companies such as Intel, RedBull and Coca-Cola are major sponsors of esports events as they look to connect with millennial gamers between the ages of 18-35. The esports audience is primarily composed of two distinct groups: (i) professional gamers that make their living from esports; and (ii) amateur gamers (the larger of the two segments) that both consume esports content and actively play.

The esports market represents the fastest-growing sports market in the world. According to market research firm Newzoo, the global esports audience will reach 453.8 million in 2019, made up of 201.2 million esports enthusiasts and a further 252.6 million occasional viewers. The number of enthusiasts is expected to grow at a compound annual growth rate of 15.7% between 2017 to 2022, bringing the total number of esports enthusiasts to 297.1 million in 2022, while the number of occasional viewers is expected to hit 347.5 million by 2022 (Newzoo). According to Fortune Magazine, the esports fan base surpassed that of the NFL in 2017. In 2016, there were 424 esports events with a prize pool above $5,000 worldwide - North America held 28% of the events, followed by Western Europe with 26%, and Eastern Europe with 13%. Total esports prize money in 2018 reached $150.8 million, up from $112.1 million in 2017, or an increase of 34.5% year on year. The global average revenue per esports enthusiast increased to $5.45 from $5.00 in 2018 (Newzoo). Forbes magazine projects fans of esports will wager $23 billion by 2020.

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Esports is the professionalization of video games. In addition to competitive video games of traditional sports such as football, basketball, and racing, esports takes the form of organized, multiplayer video games that include real-time strategy, fighting, first-person shooter, and multiplayer online battle arena games. The best-known example of an esports game among non-esports enthusiasts is Call of Duty. Currently, however, some of the most successful esports games are Dota 2, League of Legends and Counter Strike: Global Offensive (a first-person shooter game). Other popular games include Fortnight, StarCraft II, Call of Duty, Heroes of the Storm, and Hearthstone. Esports also includes games which can be played, primarily by amateurs, in multiplayer competitions such as WII (Nintendo), and Halo (343 Industries).

Although official competitions have long been a part of video game culture, participation and spectatorship of such events have seen a massive global surge in popularity with the rapid growth of online streaming over the last few years. According to SuperData Research, esports viewers spend an average of 2.2 hours per session and watch over 10 hours each month. The advent of online streaming technology has turned esports into a global industry that includes professional players and teams competing in major events that are simultaneously watched in person in stadiums (which are often sold out), as well as of online viewers (which regularly exceed 1,000,000 for major tournaments). The impact has been so significant, that many video game developers now build features into their games designed to facilitate competition. The growing popularity of streaming prompted Amazon to acquire Twitch, the premiere esports live streaming company, for USD $970M. With over 3.5 million monthly active broadcasters, Twitch is the largest North American and European video game streaming platform (Twitchtraker).

4.3	Revenue Model

Overview

The Company currently generates its revenue from the following revenue streams:

●	Eden - Game Development Fees & Royalties: Eden generates revenue for the Company through the execution of development contracts and associated royalties on those titles. Whether developing an end-to-end game title or working on development components, Eden maintains a steady stream of contracts through its strong brand recognition and proven history. Current projects are F1 Mobile and Gear.Club Unlimited for Nintendo Switch.

●	Eden - In-App Purchases: Each game published by Eden leverages the “freemium” model, wherein users download and play the game for free and then make purchases within the app either to upgrade their experience or enhance their performance. These revenues provide significant upside for each and every title released by Eden.

●	Eden - Advertising: Eden generates revenue within and around its titles by selling advertising space within their games. Taking the form of loading screens and other “user flow” elements, these ads provide real revenue to the Company’s overall ledger.

●	Stream Hatchet - Analytics Subscription Fees: The Company’s wholly-owned subsidiary, Stream Hatchet, a data analytics company, generates fees by providing meaningful analytics and business intelligence for persons and entities involved in video game streaming, including tournament hosts, streamers, esports organizations, video game producers, brands, sponsors, and advertising agencies. Provides for monthly recurring revenue model.

●	IDEAS+CARS - Consulting Fees: IDEAS+CARS generates fees by producing IP such as World’s Fastest Gamer. Once established, these assets drive revenue from sponsorships and media partnerships. With a household reach of over 400 million people, this platform is well sought after. IDEAS+CARS plans to expand the revenue streams for World’s Fastest Gamer in two areas – venues paying a fee to host World’s Fastest Gamer events; and broadcasters purchasing the produced content.

●	UMG: UMG is the premier destination on Twitch and other platforms where consumers engage with esports entertainment and live events. The audience reach will provide a platform where sponsors and advertisers will pay commensurate fees and rates to reach this critical audience who live in the gaming world. This will be a second stream of revenue next to the esports contest and props business, a category that UMG created and is growing rapidly.

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Breakdown of Revenue Streams

The following table provides the breakdown for the main streams of revenue for the two most recently completed financial years:

	Twelve-month period ended August 31, 2019 ($ and %)	Twelve-month period ended August 31, 2018 ($ and %)
Eden - Game Development Fees & Royalties Eden Games acquired subsequent to the year ended August 31, 2017	3,371,472 (70.9%)	2,478,917 (70.2%)
Stream Hatchet - Analytics Subscription Fees	835,361 (17.6%)	330,295 (9.4%)
thE Arena – Venue Rental & Associated Production Fees Rentals (1)	538,139 (11.3%)	99,354 (2.8%)
IDEAS+CARS - Consulting Fees	12,154 (0.26%)	585,555 (16.59%

Notes:

(2) Revenue from discontinued operations. See Note 19 of the Company’s annual audited financial statements for the year ended August 31, 2019 for more details.

4.4	Customers

The esports audience is composed of two distinct groups – each with their own unique monetization characteristics:

1.	Professional gamers – they make their living from esports, and their routines, work ethic and passion for the sport is comparable to any other professional sports league;

○ Professional gamers are followed by tens of thousands of potential customers on their social media streams (Twitter, Facebook, YouTube, Twitch).

2.	Amateur gamers – Amateur gamers both consume esports content and actively play. Amateur gamers are the larger of the two segments.

The demographic:

○	Males aged 21-35 make up the majority of esports enthusiasts in the U.S. (43%) and Western Europe (45%) and contrary to expectation, these enthusiasts are more likely than the average gamer to be married (52% versus 39%), and have a full-time job (71% versus 50%).

○	Unlike professional sports, the competitors in esports are not “professionals” per se. While prize money is more than enough to support many of these competitors, by and large these esports participants are just part-timers with regular day jobs.

In addition to esports enthusiasts, the Company targets brands that are interested in sponsoring or placing advertisements at tournament events.

4.5	Foreign Operations

Although the Company is headquartered in Canada, the majority of its business is conducted outside of Canada:

●	Stream Hatchet has an office in Terrassa, Spain;

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●	IDEAS+CARS has an office in Silverstone, United Kingdom from where it conducts operations;

●	Eden Games has an office in Lyon, France.

See “Item 4.10 – Risk Factors”.

4.6	Competitive Conditions

Competitors

The Company’s biggest competitors in North America and Europe include:

1.	Codemasters (Eden Games)

Codemasters is a world-recognized game publisher based out of the United Kingdom. They have been making iconic games for over 30 years, with specific focus on development of racing titles for console & PC. As a testament to their credibility in the space, Eden Games won a contract from Codemasters to develop the mobile version of one of their games.

2.	Nielsen (Stream Hatchet)

Well-known ratings company, Nielsen Holdings Plc, is slowly shifting into the esports space to justify price of sponsorship budgets. Unlike Stream Hatchet, they do not have streaming data from platforms or the ability to value each ad exposure because they don’t have viewership or chat analytics, either for concurrent or peak viewership. It is essential for Stream Hatchet to stay aware of such landscape entrants, though they currently enjoy a strong competitive advantage.

3.	FanAI (Stream Hatchet)

FanAI uses MasterCard purchase data and social data to provide demographic and purchase trends. FanAI’s focus is on providing market research on audience monetization, while Stream Hatchet’s focus is on building a comprehensive data platform for measuring videogame exposure. Further, unlike Stream Hatchet, FanAI does not have re-targeting capabilities though social media. Still, they are a player in the analytics space with a history of innovative tracking techniques.

4.	GFinity (IDEAS+CARS)

GFinity (GFIN:AIM) is a relatively new esports company operating in the United Kingdom. Although they host online tournaments, Gfinity’s focus is to deliver quality live events from their custom built arena. GFinity was launched in September 2012 by co-founder and CEO Neville Upton. According to Gfinity, as of December 31, 2015 it surpassed 58.5M views and has hosted 27 live events. Gfinity had raised £3.5 million at a pre-money valuation of £9.7 million. Gfinity’s sponsorships include Alienware and BenQ.

Principal Competitive Advantages

The Company’s principal competitive advantages include:

●	Industry-leading management
	○	Management has experience, an optimal blend of abilities across channels and assets, and a global footprint;
	○	Management has expertise in game development, motorsport and automotive management, F1 PR and marketing data provision.

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●	Integrated Business Model
	○	In-house, market-leading mobile racing game publisher;
	○	Leading data & analytics company;
	○	Leading innovator in professional motorsports;
	○	Online and offline event creation and coordination;
	○	Omni-channel marketing and distribution platforms.

●	In-house data analytics
	○	Experienced data analytics feeding business decisions;
	○	Standalone analytics business driving revenue generation.

●	Market leader expanding key vertical
	○	Torque has chosen to focus on esports racing where marketing expenditure from automotive and game brands is driving huge growth;
	○	Torque currently holds a number of growth assets that offer our customers the ability to deliver marketing, innovative games, and analytics to an expanding global customer base.

4.7	Proprietary Protection

The Company considers the creation, use and protection of intellectual property to be crucial to its business. The Company’s general practice is to require all key employees and consultants to sign confidentiality agreements and assign all rights of inventions to the Company. In addition to the above contractual arrangements, the Company also relies on a combination of trade secret, copyright, domain name and other legal rights to protect its intellectual property. The Company typically owns the copyright to the software code to its content as well as the brand or title name under which its games are marketed. The Company believes that it has provided sufficient security for its intellectual property.

Non-patent intellectual properties owned by the Company include:

●	Trade secrets and know-how that it uses to develop games and processes;

●	Common law trademarks, including product names and graphics, music and other audio-visual elements of games;

●	Software code relating to its products;

●	Certain program assets such as Beyond the Sticks; and

●	Esports-focused apps.

4.8	Employees

As at August 31, 2019, the Company had approximately 81 employees. Of these employees, approximately 6 are located in Canada, 47 in France, 8 in Spain, 3 in the United Kingdom, 17 in the United Sates.

4.9	Specialized Skill and Knowledge

Torque has assembled experienced management and technical teams within its portfolio companies. David Nadal and his team at Eden have been making racing games as a tight-knit, innovative group of experts for over 20 years. Over that time they have built a unique portfolio of back-end IP, technical “building blocks” and industry recognition as leaders in the mobile racing space. For illustrative purposes, the experience of the Eden team, and Eden’s portfolio of IP enabled Eden to be selected as the developers of the F1® Mobile Racing game and deliver the product to market in just over a year from their commission.

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Darren Cox and his team at IDEAS+CARS have extensive experience in motorsport and gaming via their previous leadership roles in the esports racing industry with Nissan and then IDEAS+CARS. The team has previous experience in PR and marketing for brands participating in F1 racing, the 24 Hours of Le Mans race, the IndyCar Series and top-level Gran Turismo racing. The core of the IDEAS+CARS group developed the “GT Academy” programme for Nissan and Sony’s “Playstation”. GT Academy is an international virtual-to-reality contest whereby players of the “Gran Turismo” video game compete for a chance to train and race in real-world car racing. To this day, GT Academy is held up as a benchmark programme in the esport and gaming space. The IDEAS+CARS group followed up GT Academy with World’s Fastest Gamer, implementing their accumulated knowledge and skill in strategy, event planning, content production, driver selection, and management and PR.

Stream Hatchet are the leaders in the provision of data for esports companies from leading streaming platforms. Stream Hatchet has developed unique back-end IP and technology for its data collection services.

UMG was early in the Esports Live events and programming market. The unique approach for UMG was in the development of the platform that allows players to challenge each other for cash and prizes (props) at scale. This persistent ability to create these mini-events with machines and AI is a very unique position for the company. As the success of UMG grew, competitors like CMG were able to replicate the live event streaming part of the business and start taking props for their own events. Competition in live event streaming is a risk on the major events side of the business. We will address the threat with more programming and creating a consistent media presence. With our 2020 content plan we believe we will grow and maintain a strong presence.

4.10	Risk Factors

The Company’s operations and financial performance are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Associated with the Business and Industry of the Company

Liquidity concerns and future financings

Although the Company has been successful in the past in financing its activities, there can be no assurance that it will be able to obtain additional financing as and when needed in the future to execute its business plan and future operations. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of Company. It may be difficult or impossible for the Company to obtain financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that the Company pays to service future debt incurred by the Company and affect the Company’s ability to fund ongoing operations.

Failure to obtain additional financing on a timely basis could also result in delay or indefinite postponement of further development of its products. Such delay would have a material and adverse effect on the Company’s business, financial condition and results of operations.

Limited operating history and uncertainty of future revenues

The Company has a limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate the Company’s prospects. To the extent that the Company is able to execute its business plan, its business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. It is possible that the Company may not generate significant revenues or profits in the foreseeable future or at all. Investment in the securities of the Company is highly speculative given the proposed nature of the Company’s business and its present stage of development.

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Management of growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Disruption from failure of website or third party streaming

The Company’s operations depend on the efficiency and user friendliness of its website to attract registrations from visitors. Further, the content for live events and recorded events depends on streaming provided by third parties, such as Twitch, YouTube or Azubu. Any disruption to one of the foregoing third parties’ websites or to the Company’s website could damage the reputation of the Company as a reliable host of online esports events, which could affect future income streams from sponsors, advertisers and registered users.

Reliance on key business relationships

The Company is reliant on third parties, including game publishers, streaming platforms, web developers and contractors used in staging live events. There can be no assurance that these business relationships will continue or that new relationships will be successfully formed. The Company also relies on advertisers for its website and events for a significant portion of its revenue. A disruption to, or termination of, these relationships could be detrimental to the business, operating results and/or profitability of the Company.

Reliance on key executives

The performance of the Company will depend heavily on its ability to retain the services of management and the board and to recruit, motivate and retain further suitably skilled personnel. The loss of the services of key individuals, such as Darren Cox, the Company’s Chief Executive Officer, may have an adverse effect on the Company’s business, operations, customer relationships and results.

Competition

The Company’s failure to compete successfully in its various markets could have a material adverse effect on the Company’s business, financial condition and results of operations. The market for the various types of product and service offerings of the Company is very competitive and rapidly changing. The Company faces competition from other esports businesses, many of which are larger and better funded than the Company. There can be no guarantee that the Company’s current and future competitors will not develop similar or superior services to the Company’s products and services which may render the Company uncompetitive. Increasing competition could result in fewer future customers, reduced revenue, reduced sales margins and loss of market share, any one of which could harm the business of the Company.

Players in the current market face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the Internet are much larger and more well-established markets and may be perceived by the Company’s customers to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of the Company’s customers. If the Company is unable to sustain sufficient interest in its games in comparison to other forms of entertainment, including new forms, the business model may no longer be viable.

For a detailed description of the competitive environment faced by the Company, see “Item 4.6 – Competitive Conditions”.

Reputational risk as a result of cheating by competitors

While the Company endeavours to police its events to ensure that participants abide by the rules, participants may still attempt to cheat by, for example, colluding with one another to ‘fix’ a result. There is a realistic possibility that participants will do so given the emergence of esports wagering. If cheating were to occur at one of the Company’s major events, it could damage the reputation of the events and the Company. The Company may also be liable for ticket refunds and potentially other charges.

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Security and privacy breaches

Security or privacy breaches may result in an interruption of service or a reduced quality of service, which could increase the Company’s costs or result in a reduction in the use of the Company’s services by its customers. The Company’s systems may be vulnerable to physical break-ins, computer viruses, attacks by computer hackers or similar disruptive problems. If unauthorized users gain access to the Company’s databases, they may be able to steal, publish, delete or modify sensitive information that is stored or transmitted on the Company’s networks and which the Company is required by its contracts to keep confidential. A security or privacy breach could result in an interruption of service or a reduced quality of service. Confidential information internal to Company may also be disclosed to unauthorized personnel who may use such information in a manner adverse to the Company’s interests. Hackers may attempt to “flood” the network, thereby preventing legitimate network traffic or to disrupt the network, thereby preventing access to a service or preventing a particular individual from accessing a service. The Company may therefore be required to make significant expenditures in connection with corresponding corrective or preventive measures. In addition, a security or privacy breach may harm the Company’s reputation and cause its customers to reduce their use of the Company’s services, which could harm the Company’s revenue and business prospects. In addition, the Company’s revenue may be adversely affected by un-captured usage, in the event that the Company’s system is “hacked”, resulting in transmissions that may not be detected by its billing system. Further, the increase in traffic as a result of such unauthorized “hacking” may slow or overload the Company’s transmission network, thereby adversely affecting the overall quality of services which the Company provides to its paying customers. If the Company incurs any such losses or liabilities, the Company’s operating results, financial condition, business and prospects may be adversely affected.

Data collection risks

The Company partially relies on data captured by Stream Hatchet for its revenues and for assessing the performance of some of its brands. Capturing accurate data is subject to various limitations. For example, Stream Hatchet may need to collect certain data from mobile carriers or other third parties such as various viewing platforms, which limits the company’s ability to verify the reliability of such data. Further, the company may not be able to collect any data from third parties at all. Failure to capture accurate data or an incorrect assessment of this data may materially harm business and operating results.

Mobile gaming and the free-to-play business model

Eden Games is partially reliant on the free-to-play business model where monetization is through in-app purchases. The risks of that business model include the dependence on a relatively small number of consumers for a significant portion of revenues and profits from any given game, including the current title, Gear.Club. If the Company increases its reliance on the free-to-play model, we may be exposed to increased risk. For example, we may invest in the development of new free-to-play interactive entertainment products that do not achieve significant commercial success, in which case our revenues from those products likely will be lower than anticipated and we may not recover our development costs. Further, if: (1) we fail to offer monetization features that appeal to our consumers; (2) these consumers do not continue to play our free-to-play games or purchase virtual items at the same rate; (3) our platform providers make it more difficult or expensive for players to purchase our virtual currency; or (4) we cannot encourage significant additional consumers to purchase virtual items in our free-to-play games, our business may be negatively impacted.

Publisher authorization

The Company’s business model, in part, depends upon being able to use footage from computer and console games, generated either by subscribers or at the Company’s events, and to stream live footage online. These activities may infringe copyright in the games, and could lead to an infringement claim against the Company if done without the requisite licence or consent of the game publishers. To date, publishers have consented (expressly or implicitly) to the use of their games at the Company’s events and online, as their games benefit from the widespread exposure received. While the Company has obtained assurances from the publishers whose games it intends to use, there remains a risk that such publishers change their stance in the future, which may result in publishers choosing to withdraw their consent from the Company to use their games at events and online and/or to subject them to commercial terms, including payment obligations. Management has no reason to believe that a change in stance is imminent or likely and is confident that the Company would maintain its business if certain games were removed from the website or if a small licencing fee were to be charged to the Company for using games.

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The development of high-quality products requires substantial up-front expenditures

Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful titles remain popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, the Company must continuously develop new products or enhancements to existing products. The amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that the Company accurately predicts consumer demand for such product. If its future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, the Company may not be able to recover the substantial development and marketing costs associated with those products.

Rapid technological changes

Rapid technological changes may increase competition and render the Company’s technologies, products or services obsolete or cause the Company to lose market share. The online gaming software industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Such changes may adversely affect the Company’s revenue. There can be no assurance that the Company can improve the features, functionality, reliability and responsiveness of infrastructure. Similarly, the technologies that the Company employs may become obsolete or subject to intense competition from new technologies in the future. If the Company fails to develop, or obtain timely access to, new technologies, or if it fails to obtain the necessary licenses for the provision of services using these new technologies, the Company may lose market share, and its results of operations would be adversely affected.

Proprietary protection and intellectual property disputes

Protection of the trade secrets, copyrights, trademarks, domain names and other product rights of the Company are important to its success. The Company protects its intellectual property rights by relying on trademark protection, common law rights as well as contractual restrictions. However, the Company currently does not own any patents or have any patents pending; nor has the Company made any applications for such intellectual property registrations and has no present intention to do so in the near future. As such, the current steps that it takes to protect its intellectual property, including contractual arrangements, may not be sufficient to prevent the misappropriation of its proprietary information or deter independent development of similar technologies by others.

Should the Company decide to register its intellectual property in one or more jurisdictions, it will be an expensive and time consuming process and there is no assurance that the Company will be successful in any or all of such jurisdictions. The absence of registered intellectual property rights, or the failure to obtain such registrations in the future, may result in the Company being unable to successfully prevent its competitors from imitating its solutions or using some or all of its processes. Even if patents and other registered intellectual property rights were to be issued to the Company, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies.

Litigation may be necessary to enforce the intellectual property rights of the Company. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect the business and operating results of the Company. Moreover, due to the differences in foreign patent, trademark, copyright and other laws concerning proprietary rights, the Company’s intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. The Company’s failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, results of operations and financial condition.

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The Company may also face allegations that it has infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from its competitors and former employers of the Company’s personnel. Whether a product infringes a patent or other intellectual property right involves complex legal and factual issues, the determination of which is often uncertain. As the result of any court judgment or settlement, the Company may be obligated to cancel the launch of a new game or product offering, cease offering a game or certain features of a game, pay royalties or significant settlement costs, purchase licenses or modify the Company’s software and features, or develop substitutes. World’s Fastest Gamer brand is particularly at risk due to its success, high profile nature and blue chip brands associated with it. Torque has already had communication from trade mark trolls in this respect. At this time these actions are a nuisance rather than a quantifiable business risk.

In addition, the Company uses open source software in its games and expects to continue to use open source software in the future. From time to time, the Company may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require the Company to purchase a costly license or require the Company to devote additional research and development resources to change its games, any of which would have a negative effect on the Company’s business and operating results.

Difficulties integrating acquisitions and strategic investments

The Company has acquired businesses, personnel and technologies in the past and expects to continue to pursue acquisitions, such as the acquisition of UMG, a majority interest in Eden Games and other investments that are complementary to the existing business, and expanding the employee base and the breadth of its offerings. The Company’s ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, the ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since the Company expects the esports industry to consolidate in the future, the Company may face significant competition in executing its growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect the financial condition and results of operations of the Company. The benefits of an acquisition or investment may also take considerable time to develop, and the Company cannot be certain that any particular acquisition or investment will produce the intended benefits.

System failures, delays and other technical problems

System failures, delays and other technical problems could harm the Company’s reputation and business, causing the Company to lose customers and expose it to customer liability. The Company may experience failures or interruptions of its systems and services, or other problems in connection with its operations as a result of, amongst other things:

●	damage to, or failure of, its computer software or hardware or its infrastructure and connections;
●	data processing errors by its systems;
●	computer viruses or software defects; and
●	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events.

If the Company cannot adequately ensure that its network services perform consistently at a high level or otherwise fail to meet its customers’ expectations:

●	it may experience damage to its reputation, which may adversely affect its ability to attract or retain customers who participate in online esports tournaments;
●	its operating expenses or capital expenditures may increase as a result of corrective actions that the Company must perform; or
●	one or more of its significant contracts may be terminated early, or may not be renewed.

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Global economy

The business of the Company is subject to general economic conditions. Adverse changes in general economic and market conditions could adversely impact demand for the Company’s products, prices, revenue, operating costs, results of financing efforts, and the timing and extent of capital expenditures.

Foreign operational risks

A significant portion of the business and operations of the Company is conducted in foreign jurisdictions, including Spain, the United Kingdom, and France. As such, the Company’s business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labour disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s business is conducted. The Company’s operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed. In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where the Company conducts or will conduct its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond their control, any of which could have a material adverse effect on the Company. The Company believes that its management is sufficiently experienced to manage these risks.

Regulation

The Company is subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede the Company’s growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavourable changes in regulations and laws could decrease demand for the Company’s events, online offering and merchandise, increase its cost of doing business or otherwise have a material adverse effect on the Company’s reputation, popularity, results of operations and financial condition.

The Company has never paid dividends and may not do so in the foreseeable future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future.

Coronavirus (COVID-19)

The impact of the novel coronavirus (COVID-19) outbreak is unknown at this time. In the event the coronavirus outbreak worsens, it could lead to disruptions to business operations resulting from quarantines of employees, reduced consumer spending and inability to host in-person esports tournaments. An outbreak would also limit the Company’s employees from travelling, and given that the Company is multi-jurisdictional, this could affect the execution of the Company’s business plan.

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Item 5.	DIVIDENDS

5.1	Dividends

The Company has not paid any dividends since its incorporation. Any determination to pay any future dividends will remain at the discretion of the Board and will be made based on the Company’s financial condition and other factors deemed relevant by the Board. There are currently no restrictions on the ability of the Company to pay dividends except as set out under the Company’s governing statute.

Item 6.	DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preference shares (“Preference Shares”).

6.1	Common Shares

As of the date of this AIF, 17,502,010 Common Shares were issued and outstanding. The Common Shares are the only class of shares currently issued by the Company, and the only equity and voting securities of Torque. The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Company, if, as and when declared by the Board, to one vote per share at meetings of the shareholders of the Company and, subject to the rights of holders of any other class of shares of the Company, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Company, upon liquidation, dissolution or winding up of the Company. The Common Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

6.2	Preference Shares

As of the date hereof, no Preference Shares are issued and outstanding. Holders of Preference Shares shall not be entitled to receive notice of, or attend or vote at, any meeting of shareholders of the Company except as required by law or as provided in the special rights and restrictions attached to any series of Preference Shares. Holders of Preference Shares shall be entitled, on the distribution of assets or property of the Company on the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or on any other distribution of assets or property of the Company among its shareholders for the purpose of winding up its affairs, to receive, before any distribution or payment is made to holders as set out in the special rights and restrictions attached to the applicable series of Preference Shares. After payment to holders of Preference Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of assets or property of the Company except as specifically provided in the special rights and restrictions attached to any particular series of Preference Shares.

6.3	Warrants, Agent Options and Stock Options

As of the date of this AIF, the Company has outstanding Warrants, Agent Options and Stock Options to purchase 10,789,829 Common Shares. The following table summarizes the Warrants, Agent Options and Stock Options outstanding as of the date of this AIF:

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Date of Issue	Type of Warrant / Option	Number of Warrants / Options	Exercise Price (Cdn$)	Expiry Date
July 12, 2018	Common Share purchase warrant(1)	128,575	$12.75	July 12, 2020
November 10, 2016 – September 14, 2018	Stock Options	27,933	$9.75 - $51.00	March 20, 2023 – November 9, 2026
October 18, 2019 – March 11, 2020	Common Share purchase warrant(2)	2,897,500	$0.50	July 8, 2024
October 18, 2019 – March 3, 2020	Common Share purchase warrant(2)	4,657,520	$0.50	July 25, 2024
August 20 – March 10, 2020	Common Share purchase warrant(2)	2,440,000	$0.50	August 8, 2024
December 18, 2019	Common Share purchase Warrant(3)	436,000	$1.80	December 18, 2022
December 31, 2019	Common Share purchase warrants (UMG)(4)	27,936	$10.27	March 29, 2020 to November 22, 2020
December 31, 2019	Common Share purchase warrants (UMG)(4)	59,335	$13.68	March 29, 2020 to November 22, 2020
December 31, 2019	Common Share purchase warrants (UMG)(4)	61,895	US$7.88	July 11, 2021
December 31, 2019	Agent’s Options (UMG)(4)	7,384	$6.22	November 22, 2020
December 31, 2019	Agent’s Options (UMG)(4)	9,494	$10.96	July 11, 2021
December 31, 2019	Stock Options (UMG)(4)	142,359	$2.74	July 15, 2021
December 31, 2019	Stock Options (UMG)(4)	23,464	$6.22	December 10, 2021
December 31, 2019	Stock Options (UMG)(4)	66,434	US$7.88	June 30, 2022

Notes:

(1) On July 12, 2018, the Company completed a private placement of 19,286,201 Units at a price of $0.12 per Unit on a pre-Consolidation basis, or 257,149 at a price of $12.75 per Unit on a post-Consolidation basis, for gross proceeds of $2,314,344. Each Unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to acquire one additional share of the Company. In the event that the closing price of the outstanding Common Shares on the TSXV is greater than $25.50 (post-Consolidation) for a period of 30 consecutive trading days at any time after November 14, 2018, the Company may, at its option, accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire at 5:00 p.m. (Toronto time) on the date which is the earlier of: (i) the 30th day after the date on which such notice is given by the Company; and (ii) January 13, 2020.

(2) Common Share purchase warrants issued on conversion of certain Convertible Debentures. See Note (1) of “Prior Sales” below for further details. Each warrant is exercisable into a Common Share at an exercise price of $0.50 per share until either July 8, 2024, July 25, 2024 or August 8, 2024.

(3) Common Share purchase warrants issued under the Offering. See Note (5) of “Prior Sales” below for further details.

(4) Common Share purchase warrants, Agent’s Options and Stock Options which were exchanged in connection to Torque’s acquisition of UMG. See Note (6) of “Prior Sales” below for further details.

6.4	Incentive Options

The Company has adopted a rolling stock option plan (the “ESOP”) in accordance with the policies of the TSXV which provides that the Board may from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, employees and consultants, non-transferable options (the “Incentive Options”) to purchase Common Shares.

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Under the policies of the TSXV, except in certain circumstances, Incentive Options granted under the ESOP are not required to have a vesting period, although the directors may continue to grant Incentive Options with vesting periods, as the circumstances require. The ESOP authorizes the Board to grant Incentive Options to the optionees on the following terms:

1.	The number of Common Shares subject to each option is determined by the Board, provided that the ESOP, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

(a)	the number of Common Shares reserved for issuance pursuant to Incentive Options granted to any one person exceeding 5% of the issued Common Shares of the Company;

(b)	the issuance, within a one year period, to Insiders of the Company (as defined by applicable securities laws) of a number of Common Shares exceeding 10%, or to one Insider of a number exceeding 5%, or to a consultant of a number exceeding 2%; or to an employee who provides Investor Relations services (as defined by the policies of the TSXV) of a number exceeding 2% of the issued Common Shares of the Company.

2.	The aggregate number of Common Shares which may be issued pursuant to Incentive Options granted under the ESOP may not exceed 10% of the issued and outstanding Common Shares of the Company as at the date of the grant.

3.	The exercise price of an Incentive Option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the Incentive Option less a maximum discount of 25% (the amount of the discount varying with market price in accordance with the policies of the TSXV).

4.	The Incentive Options granted under the ESOP may be exercisable over periods of up to 10 years (as determined by the Board).

5.	The Incentive Options are non-transferable and non-assignable, except in certain circumstances. The Incentive Options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the ESOP or within a period of not more than 90 days (30 days for providers of Investor Relations services) after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee’s death.

6.	If an offer to purchase all of the Common Shares of the Company is made by a third party, the Company may, upon giving each optionee written notice to that effect, require the acceleration of the date on which any options may be exercisable. In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification, amalgamation, merger, corporate arrangement, reorganization, liquidation or similar transaction, the Board may make such adjustment, if any, to the number of Common Shares under the ESOP, or to the exercise price, or to both, as it shall deem appropriate to give proper effect to such event, including requiring acceleration of the date on which any Incentive Options may be exercisable.

The ESOP was last approved, together with amendments thereon, by shareholders of the Company at a meeting held on February 27, 2018.

6.5	Debt Securities

On July 8, 2019, Torque closed a first tranche of a non-brokered private placement of Convertible Debentures in the amount of $5,251,112. The Convertible Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. Holders of the Convertible Debentures may convert all or a portion of the principal amount of the Convertible Debentures into units of Torque at a price of $0.50 per unit. Each unit is comprised of one Torque Share and one warrant, with each warrant exercisable into a Torque Share at an exercise price of $0.50 per share for a period of five years from the issuance of the Convertible Debentures. Torque shall be entitled to call for the exercise of any outstanding Warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above $3.00 for 15 consecutive trading days. On July 25, 2019 Torque closed an additional tranche of principal amount Convertible Debentures of $5,342,000 and on August 8, 2019, Torque closed a final tranche of principal amount Convertible Debentures of $4,406,900. The non-brokered private placement of Convertible Debentures was fully subscribed for a total of principal amount of $15,000,012. As of the date of this AIF, the balance remaining of the Convertible Debentures after accounting for conversions was $10,025,502.

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Item 7.	MARKET FOR SECURITIES

7.1	Trading Price and Volume

Common Shares

The Common Shares are listed and posted for trading on the TSXV under the trading symbol “GAME”. The following table sets forth, on a monthly basis, the reported high and low sale prices (which are not necessarily the closing prices) and the aggregate volume of trading of the Common Shares on the TSXV as at the date of this AIF.

Date	High (Cdn$)	Low (Cdn$)	Volume (#)
September 2018	12.75	7.50	46,199
October 2018	9.75	6.75	47,958
November 2018	8.625	5.250	47,753
December 2018	7.500	3.750	39,180
January 1, 2019 – January 7, 2019(1)	5.625	4.500	4,601
February 2019(1)	N/A	N/A	N/A
March 2019(1)	N/A	N/A	N/A
April 16, 2019 – April 30, 2019(1)	9.375	4.500	25,281
May 2019	7.875	3.750	22,947
June 2019	4.125	0.500	187,457
July 2019	3.250	1.250	208,994
August 2019	5.950	1.550	699,361
September 2019	5.200	2.500	345,677
October 2019	3.300	1.790	327,402
November 2019	2.000	1.000	806,390
December 2019	1.750	0.910	2,500,469
January 2-6, 2020(2)	1.15	0.950	259,353
February 28, 2020(2)	0.880	0.660	345,588
March 2, 2020 – March 12, 2020	1.180	0.560	1,214,701

Notes:

(1) On January 7, 2019, the Ontario Securities Commission (“OSC”) issued a cease trade order against the Company and its securities were halted from trading on the TSXV. The OSC issued the order as a result of the Company not meeting the deadline of December 31, 2018 to file its annual financial statements for the fiscal year ended August 31, 2018, the related management’s discussion and analysis and the related certification of the annual filings (the “2018 Annual Filings”). On April 8, 2019 the Company filed its 2018 Annual Filings and the CTO was lifted on April 9, 2019. The Common Shares resumed trading on the TSXV on April 16, 2019.

(2) On January 6, 2020, the OSC issued a cease trade order against Torque and its securities were halted from trading on the TSXV. The OSC issued the order as a result of Torque not meeting the deadline of December 31, 2019 to file its annual financial statements for the fiscal year ended August 31, 2019, the related management’s discussion and analysis and the related certification of the annual filings (the “2019 Annual Filings”). On February 17, 2020 Torque filed its 2019 Annual Filings and the CTO was lifted on February 24, 2020. The Torque Shares resumed trading on the TSXV on February 28, 2020.

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7.2	Prior Sales

During the most recently completed financial year, and as of the date of this AIF, the Company has issued the following securities that were not listed on an exchange or marketplace:

Types of Security	Date of Issue	Number of Securities / Principal Amount (CAD$)	Exercise Price (Cdn$)	Expiry Date
Convertible Debentures(1)	July 8, 2019	$5,251,112	N/A	July 8, 2022
Convertible Debentures(1)	July 25, 2019	$5,342,000	N/A	July 25, 2022
Convertible Debentures(1)	August 8, 2019	$4,406,900	N/A	August 8, 2022
Common Share purchase warrant(2)	October 18, 2019 – March 11, 2020	2,897,500	$0.50	July 8, 2024
Common Share(3)	October 18, 2019 – March 11, 2020	2,897,500	N/A	N/A
Common Share purchase warrant(2)	October 18, 2019 – March 3, 2020	4,657,520	$0.50	July 25, 2024
Common Share(3)	October 18, 2019 – March 3, 2020	4,657,520	N/A	N/A
Common Share purchase warrant(2)	August 20 – March 10, 2020	2,244,000	$0.50	August 8, 2024
Common Share(3)	August 20 – March 10, 2020	2,244,000	N/A	N/A
Common Share(4)	December 9, 2019	150,000	N/A	N/A
Common Share purchase warrant(5)	December 18, 2019	436,000	$1.80	December 18, 2022
Common Share(5)	December 18, 2019	872,000	N/A	N/A
Common Share purchase warrants (UMG)(6)	December 31, 2019	27,936	$10.27	March 29, 2020 to November 22, 2020
Common Share purchase warrants (UMG)(6)	December 31, 2019	59,335	$13.68	March 29, 2020 to November 22, 2020
Common Share purchase warrants (UMG)(6)	December 31, 2019	61,895	US$7.88	July 11, 2021
Agent’s Options (UMG)(6)	December 31, 2019	7,384	$6.22	November 22, 2020
Agent’s Options (UMG)(6)	December 31, 2019	9,494	$10.96	July 11, 2021
Stock Options (UMG)(6)	December 31, 2019	142,359	$2.74	July 15, 2021
Stock Options (UMG)(6)	December 31, 2019	23,464	$6.22	December 10, 2021
Stock Options (UMG)(6)	December 31, 2019	66,434	US$7.88	June 30, 2022
Common Share(6)	January 2, 2020	4,328,411	N/A	N/A

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Notes:

(1) On July 8, 2019, Torque closed a first tranche of a non-brokered private placement of Convertible Debentures in the amount of $5,251,112. The Convertible Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. Holders of the Convertible Debentures may convert all or a portion of the principal amount of the Convertible Debentures into units of Torque at a price of $0.50 per unit. Each unit is comprised of one Torque Share and one warrant, with each warrant exercisable into a Torque Share at an exercise price of $0.50 per share for a period of five years from the issuance of the Convertible Debentures. Torque shall be entitled to call for the exercise of any outstanding Warrants following the 6 month anniversary of closing in the event that the closing trading price of the shares is above $3.00 for 15 consecutive trading days. On July 25, 2019 Torque closed an additional tranche of principal amount Convertible Debentures of $5,342,000 and on August 8, 2019, Torque closed a final tranche of principal amount Convertible Debentures of $4,406,900. The non-brokered private placement of Convertible Debentures was fully subscribed for a total of principal amount of $15,000,012. As of the date of this AIF, the balance remaining of the Convertible Debentures after accounting for conversions was $10,025,502.

(2) Common Share purchase warrants issued on conversion of the Convertible Debentures, as described under Note (1), above.

(3) Common Shares issued on conversion of the Convertible Debentures, as described under Note (1), above.

(4) Common Shares issued on exercise of 150,000 warrants issued under the Convertible Debentures, as described under Note (1), above.

(5) On December 18, 2019, the Company closed the first tranche of a non-brokered private placement of up to 4,000,000 units at a price of $1.25 per unit for gross proceeds of up to $5,000,000. A total of 872,000 units were issued for cash proceeds of $550,000 and $540,000 issued to creditors to settle amounts owing on the closing of this first tranche of the Offering. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $1.80 per share. Of the $1,090,000 raised, $100,000 were subscribed to by a director of the Company.

(6) On November 6, 2019, the Company signed a definitive agreement to acquire UMG. The transaction closed on December 31, 2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the UMG Arrangement, Torque acquired all of the issued and outstanding UMG Shares, by way of a plan of arrangement, based on an exchange ratio of 0.0643205 of a Torque Share for each UMG common share held by the former UMG shareholders. In total, Torque issued 4,328,411 Torque Shares in exchange for the UMG securities exchanged pursuant to the transaction, including the securities issued pursuant to the UMG Private Placement (defined below) (a total of 812,361 of these Torque Shares were issued to the UMG Private Placement shareholders and the remainder were issued to the UMG Shareholders). In addition, each outstanding option and warrant to purchase a UMG Share was exchanged for an option or warrant, as applicable, to purchase a Torque Share, based upon the exchange ratio. This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. The plan of arrangement was completed on December 31, 2019.

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Item 8.	Securities subject to contractual restriction on transfer

As at the date of this AIF, the following are the securities of the Company subject to contractual restrictions on transfer:

Type of Security	Number of Common Shares Subject to Restrictions	Percentage of issued and outstanding Common Shares (Non-Diluted)
Common Shares(1)	8,836,643	50.49%
Warrants(1)	8,574,143	48.99%
Common Shares(2)	872,000	4.98%
Warrants(2)	436,000	2.49%

Notes:

(1) As of the date of this AIF, there are 10,099,020 Common Shares issued under the Convertible Debentures, which amount includes the issuance of 150,000 Common Shares from the exercise of 150,000 Common Share purchase warrants issued under the Convertible Debentures (for the purposes of this paragraph, the “CD Warrants”), and 9,799,020 outstanding CD Warrants (see under Note (1) and Note (2) of “Prior Sales” above for more details). Of the 10,099,020 Common Shares and 9,799,020 CD Warrants, 87.5% or 8,836,643 Common Shares and 8,574,143 Common Shares issuable upon exercise of the CD Warrants, are subject to trading restrictions. The Common Shares and CD Warrants were issued under the following tranches of Convertible Debentures: 2,897,500 Common Shares and CD Warrants were issued under the first tranche of Convertible Debentures which closed July 8, 2019 (of which, 2,535,313 Common Shares and CD Warrants are subject to restrictions); 4,657,520 Common Shares and CD Warrants were issued under the second tranche of Convertible Debentures which closed July 25, 2019 (of which, 4,075,330 Common Shares and CD Warrants are subject to restrictions); and 2,244,000 Common Shares and CD Warrants were issued under the third tranche of Convertible Debentures which closed August 8, 2019 (of which, 1,963,500 Common Shares and CD Warrants are subject to restrictions). These Common Shares and the Common Shares issuable upon exercise of the CD Warrants, are subject to the following trading restrictions: 6.25% released 4 months after closing; 6.25% released 6 months after closing; 7.5% released 9 months after closing; 10% released 12 months after closing; 15% released 15 months after closing; 15% released 18 months after closing; 20% released 21 months after closing; and 20% released 24 months after closing.

(2) The Common Shares and Common Share purchase warrants issued under the Offering are subject to a statutory 4-month lock up period which expires 4 months after the closing date of the Offering. See Note (5) of “Prior Sales” above for further details.

Item 9.	DIRECTORS AND executive OFFICERS

9.1	Name, Occupation and Security Holding

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until his or her successor is appointed, unless his or her office is earlier vacated in accordance with the OBCA and the articles and by-laws of the Company.

The following table and the notes thereto state the names of all directors and executive officers, all other positions or offices with the Company and its subsidiaries now held by them, their principal occupations or employment, the year in which they became directors and/or executive officers of the Company, the approximate number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction, and the number of options to acquire Common Shares held as of the date of this AIF.

Name Province/State Country of Residence and Position(s) with the Company(1)(2)	Principal Occupation Business or Employment for Last Five Years(2)	Periods Served as a Director or Officer(1)(2)	Number of Common Shares owned, directly or indirectly or controlled or directed(2)(3)
Darren Cox Bicester, England Chief Executive Officer, President and Director	CEO of the Company since July 2019. President of the Company from April 2019 to present. Chief Marketing Officer and Managing Director of Millennial Esports Europe from July 2017 to April 2019. Founder of IDEAS+CARS from November 2015 to present. Global Head of Brand, Sales and Marketing of Nissan Motor Corporation from February 2014 to October 2015.	Acted as CMO July 2017 – April 2019; appointed president and director in April 2019; appointed CEO in July 2019	Nil

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Name Province/State Country of Residence and Position(s) with the Company(1)(2)	Principal Occupation Business or Employment for Last Five Years(2)	Periods Served as a Director or Officer(1)(2)	Number of Common Shares owned, directly or indirectly or controlled or directed(2)(3)
Robert Suttie Nepean, Ontario Chief Financial Officer	Chief Financial Officer of the Company; President of Marrelli Support Services Inc. (since August 1, 2019); VP of Marrelli Support Services Inc. (prior to August 1, 2019) through which he serves as Chief Financial Officer to a number of companies listed on the TSX and TSX Venture exchanges.	Since October 2016	Nil
Bryan Reyhani New York City, USA Director	Managing Member of Woodgates Group from 2020 to present. Managing Director, Legal and Business Strategy of Eastmore Group from December 2017 to 2019. Partner at law firm Reyhani Nemirovsky LLP from April 2012 to October 2017.	Since December 2018	Nil
Peter Liabotis Oakville, Ontario Director	Chief Financial Officer of SOL Global Investments Corp. from September 2018 to present. Chief Financial Officer of Gravitas Financial Inc. from May 2017 to September 2018. Independent Senior Financial Consultant from October 2015 to April 2017. Chief Financial Officer of Energizer Resources Inc. from September 2012 to September 2015. Chief Financial Officer of MacDonald Mines Exploration Ltd. from October 2013 to September 2015. Chief Financial Officer of Red Pine Exploration Inc. from September 2012 to September 2015. Chief Financial Officer of Honey Badger Exploration Inc. from September 2012 to September 2015. Director of Honey Badger Exploration Inc. from October 2019 to February 2016.	Since December 2018	80,000

Notes:

(1)	Directors stand for re-election annually. The directors of the Company will serve until the end of the next annual meeting of shareholders of the Company.

(2)	Information has been furnished by the directors and executive officers individually or from www.sedi.ca.

(3)	The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by the respective directors and executive officers as at the date hereof and does not include any convertible securities held by such person.

The directors and executive officers of the Company listed above, as a group, beneficially owned, controlled or directed, directly or indirectly, nil Common Shares as of the date hereof.

9.2	Orders, Penalties and Bankruptcies

To the knowledge of the Company, except as disclosed hereinafter, as of the date hereof:

(c)	no director or executive officer of the Company is, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

	(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

	(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

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(d)	no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

	(i)	is, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while such director or executive officer was acting in that capacity, or within a year of such director or executive officer ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

	(ii)	has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

For the purposes of the above section (a), the term “order” means

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, as of the date hereof, no director, executive officer or shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body.

2019 Cease Trade Order

On January 7, 2019, the OSC issued a temporary cease trade order against the Company for failure to file its annual financial statements for the fiscal year ended August 31, 2018, the related management’s discussion and analysis and the related certification of the annual filings by the deadline of December 31, 2018. On April 8, 2019 the Company filed its annual financial statements and the other requisite documents. The OSC lifted the cease trade order on April 9, 2019. The Company was reinstated for trading on the TSXV and the Common Shares resumed trading on April 16, 2019.

On January 6, 2020, the OSC issued a temporary cease trade order against the Company for failure to file its annual financial statements for the fiscal year ended August 31, 2019, the related management’s discussion and analysis and the related certification of the annual filings by the deadline of December 31, 2019. On February 17, 2020 the Company filed its annual financial statements and the other requisite documents. The OSC lifted the cease trade order on February 24, 2020. The Company was reinstated for trading on the TSXV and the Common Shares resumed trading on February 28, 2020.

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All of the current directors and executive officers of the Company were acting in their current roles throughout the duration of the cease trade orders issued in 2019 and 2020, with the exception of Darren Cox, who was promoted from Chief Marketing Officer to President and a director of the Company on April 8, 2019 and to Chief Executive Officer of the Company on July 17, 2019.

9.3	Audit Committee Disclosure

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The Audit Committee Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements together with other financial information of the Company for issuance to the shareholders.

The Audit Committee has the general responsibility to review and make recommendations to the Board on the approval of the Company’s annual and interim financial statements, the Management Discussion and Analysis and the other financial information or disclosure of the Company. More particularly, it has the mandate to:

(i)	Oversee all the aspects pertaining to the process of reporting and divulging financial information, the internal controls and the insurance coverage of the Company;

(ii)	Oversee the implementation of the Company’s rules and policies pertaining to financial information and internal controls and management of financial risks and to ensure that the certifications process of annual and interim financial statements is conformed with the applicable regulations; and

(iii)	Evaluate and supervise the risk control program and review all related party transactions.

The Audit Committee ensures that the external auditors are independent from management. The Audit Committee reviews the work of outside auditors, evaluates their performance, evaluates their remuneration and makes recommendations to the Board. The Audit Committee also authorizes non-related audit work. A copy of the Charter of the Audit Committee is appended hereto as Schedule “A” to this AIF.

Composition of the Audit Committee

The Audit Committee of the Company is currently comprised of the following members of the Board:

Name	Position	Independent(1)	Financial Literacy
Peter Liabotis	Director	Yes	Yes
Bryan Reyhani	Director	Yes	Yes
Darren Cox	CEO, President and Director	No	Yes

Note:

(1)	The Corporation is relying on the exemption provided by Section 6.1 of NI 52-110 - Audit Committee which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) of NI 52-110 - Audit Committee.

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Relevant Education and Experience

The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Peter Liabotis	Mr. Liabotis is a Canadian Chartered Professional Accountant and a veteran senior corporate finance executive. Mr. Liabotis is currently the Chief Financial Officer of SOL Global Investments Corp., a public company that invests through various vehicles primarily in the cannabis space both in Canada and internationally. In addition, Mr. Liabotis has been the Chief Financial Officer of numerous public and private companies during his 25 year career. Mr. Liabotis has acquired strong knowledge in public markets in terms of financial reporting, mergers and acquisition activity and capital structuring and raising.

Bryan Reyhani

Mr. Reyhani is currently Managing Member of Woodgates Group, a consulting company which he formed in 2020. Prior to starting Woodgates Group, Mr. Reyhani was Managing Director of the Eastmore Group where he was responsible for various legal and business strategy in both the public and private markets. He began his professional career in the Office of General Counsel at Merrill Lynch (1999-2003). From there, he joined the financial services and regulatory practice group at Loeb & Loeb LLP, where he spent approximately nine years and made partner (2003-2012). In 2012, he co-founded his own law practice, Reyhani Nemirovsky LLP, where he and the firm handled a wide variety of regulatory matters, litigations and corporate disputes, and developed a specialty practice related to blockchain technology and cryptocurrencies.

In 2014, Mr. Reyhani co-founded SolidX Partners, a venture capital-backed startup in the developing digital asset capital markets arena. In February 2016, Mr. Reyhani was appointed the Chairman of the Board of Directors of NASDAQ listed FXCM (n/k/a GLBR; OTC), is currently on the Board of GLBR, and has handled various investor, regulatory, financing and corporate governance matters generally related to a publicly traded company. Mr. Reyhani graduated from Syracuse University, BA, Political Science, cum laude, and received his JD from Brooklyn Law School.

Darren Cox

Mr. Cox is a motor industry innovator with over 20 years’ experience. His previous success with Nissan and Sony in coming up with the concept of GT Academy and deploying it for 8 years paved the way for esports within the racing game genre and is still considered to be a benchmark programme within esports racing to this day. Mr. Cox held several senior roles in the Renault Nissan Alliance including Global Head of Motorsport, Sales and Marketing; Director for Performance Brands; and Brand Director, Europe. While at Nissan, he was awarded several accolades internally for his role in launching the Nissan Juke SUV and leading the Nissan Qashqai model to 250,000 sales in one year.

Mr. Cox has since founded two gaming-focused companies and has remained at the forefront at the crossover of gaming and racing, launching the World’s Fastest Gamer brand and working behind the scenes with some of the biggest brands in F1, gaming and the automotive industry.

Audit Committee Oversight

At no time since the commencement of the financial year ended August 31, 2019 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

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Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Aggregate fees paid to the Auditor during the financial years ended August 31, 2019 and 2018 were as follows:

	2019 Fee Amount ($)(5)	2018 Fee Amount ($)(5)
Audit Fees(1)	$280,000	$203,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total:	$280,000	$203,000

Notes:

(1)	“Audit fees” include fees rendered by the Company’s external auditor for professional services necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)	“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in the “Audit Fees” category.

(3)	“Tax fees” include fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

(4)	“All other fees” include fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

(5)	The Company’s auditor for the financial years ended August 31, 2019 and August 31, 2018 was UHY McGovern Hurley LLP. See section 13.1 “Interests of Experts” below.

9.4	Conflicts of Interest

In the event conflicts of interest arise at a meeting of the Board, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Company will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be “independent” within the meaning of NI 52-110) to review a matter in which one or more directors or management may have a conflict.

Except as disclosed in this AIF, to the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest between the Company or any subsidiary of the Company and any director or officer of the Company or any subsidiary of the Company, except that certain of the directors of the Company serve as directors and officers of other public companies and it is therefore possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. Where such conflicts arise, they will be addressed as indicated above.

Item 10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

10.1	Interest of Management and Others in Material Transactions

No director or executive officer of the Company, or a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the Common Shares, or any associate or affiliate of any of the aforementioned persons or companies, has any material interest, direct or indirect, in any transaction which has occurred within the financial years ended August 31, 2019, 2018 and 2017 or during the current year that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

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Item 11.	TRANSFER AGENT AND REGISTRAR

11.1	Transfer Agents and Registrar

The Company’s current transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

Item 12.	MATERIAL CONTRACTS

12.1	Material Contracts

Except as disclosed herein and other than contracts entered into in the ordinary course of business, there have been no material contracts entered into by the Company within the most recently completed financial year, or before the most recently completed financial year that are still in effect.

Item 13.	Interests of Experts

13.1	Interests of Experts

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company’s most recently completed financial year other than UHY McGovern Hurley LLP, the Company’s auditors for the most recently completed financial year. UHY McGovern Hurley LLP are independent in accordance with the auditor’s rules of professional conduct of the Institute of Chartered Accountants of Ontario. Effective November 26, 2018, MNP LLP resigned as the auditors of the Company, and the directors of the Company appointed UHY McGovern Hurley LLP as successor auditors in their place.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. Neither UHY McGovern Hurley LLP nor its partners or associates beneficially own, directly or indirectly, any of the outstanding Common Shares of the Company.

Item 14.	ADDITIONAL INFORMATION

14.1	Additional Information

Additional financial information is provided in the Company’s consolidated financial statements and management discussion and analysis for the financial years ended August 31, 2019 and 2018, and additional information relating to the Company is on SEDAR at www.sedar.com.

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SCHEDULE “A”

AUDIT COMMITTEE CHARTER

TORQUE ESPORTS CORP.

(the “Company”)

1.	PURPOSE AND COMPOSITION

The purpose of the Audit Committee (the “Committee”) of the Company is to assist the Board of directors (the “Board”) in reviewing:

(a)	the Company’s financial disclosure;

(b)	the qualifications and independence of the Company’s external auditor; and

(c)	the performance of the external auditor.

The Committee of the Company shall be composed of not less than three directors of the Company, a majority of whom shall be independent within the meaning of NI 52-110, as amended or replaced form time to time.

2.	RESPONSIBILITIES AND DUTIES

To fulfil its responsibilities and duties the Committee shall:

(a)	Financial Disclosure

	(i)	review the Company’s:

		(A)	interim and annual financial statements;

		(B)	management’s discussions and analyses;

		(C)	interim and annual earnings press releases;

		(D)	annual information forms;

		(E)	filing statements;

		(F)	other documents containing audited or unaudited financial information, at its discretion; and

		(G)	report thereon to the Board before such documents are approved by the Board and disclosed to the public; and

	(ii)	be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the disclosure provided by the financial statements, management’s discussions and analyses and earnings press releases, and shall periodically assess the adequacy of those procedures.

(b)	External Audit

	(i)	recommend to the Board the external auditor to be appointed for purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services;

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	(ii)	review and approve the audit plan, the terms of the external auditor’s engagement, the appropriateness and reasonableness of proposed audit fees, and any issues relating to the payment of audit fees, and make a recommendation to the Board with respect to the compensation of the external auditor;

	(iii)	review the independence of the external auditor;

	(iv)	meet with the external auditor and with management to discuss the audit plan, audit findings, any restrictions on the scope of the external auditor’s work, and any problems that the external auditor experiences in performing the audit;

	(v)	review with the external auditor and management any changes in Generally Accepted

	(vi)	Accounting Principles that may be material to the Company’s financial reporting;

	(vii)	review pro forma or adjusted information not in accordance with GAAP;

	(viii)	have the authority to communicate directly with the external auditor;

	(ix)	require the external auditor to report directly to the Committee;

	(x)	directly oversee the work of the external auditor that is related to the preparation or issue of an auditor’s report or other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

	(xi)	meet with the external auditor to discuss the annual financial statements (including the report of the external auditor thereon) and the interim financial statements (including the review engagement report of the external auditor thereon);

	(xii)	review any management letter containing the recommendations of the external auditor, and the response and follow up by management in relation to any such recommendations;

	(xiii)	review any evaluation of the Company’s internal control over financial reporting conducted by the external auditor, together with management’s response;

	(xiv)	pre-approve (or delegate such pre-approval to one or more of its independent members) in accordance with a pre-approval policy, all engagements for non-audit services to be provided to the Company or its subsidiary entities by the external auditor, together with all non-audit services fees, and consider the impact of such engagements and fees on the independence of the external auditor;

	(xv)	review and approve the Company’s hiring policy regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

	(xvi)	in the event of a change of auditor, review and approve the Company’s disclosure relating thereto.

(c)	Financial Complaints Handling Procedures

	(i)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

	(ii)	establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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3.	OPERATION OF THE COMMITTEE

In connection with the discharge of its duties and responsibilities, the Committee shall observe the following procedures:

(a)	Reporting. The Committee shall report to the Board.

(b)	Meetings. The Committee shall meet at least four times every year, and more often if necessary, to discharge its duties and responsibilities hereunder.

(c)	Advisors. The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay, at the Company’s expense, the compensation of such advisors.

(d)	Chairman. The Committee will recommend a director as Chairman of the Committee to the Board for approval. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

(e)	Quorum. A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

(f)	Secretary. The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Company. The Secretary shall keep minutes of the meetings of the Committee.

(g)	Calling of Meetings. A meeting of the Committee may be called by the Chairman of the Committee, by the external auditor of the Company, or by any member of the Committee.

(h)	Notice of meeting. Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by e-mail to each member of the Committee at least 48 hours prior to the time fixed for such meeting. A member may in any manner waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(i)	Auditor’s Attendance at Meetings. The external auditor shall be entitled to receive notice of every meeting of the Committee and, at the expense of the Company, to attend and be heard at any meeting of the Committee. If so requested by a member of the Committee, the external auditor shall attend every meeting of the Committee held during the term of office of the external auditor.

(j)	Access to Information. The Committee shall have access to any information, documents and records that are necessary in the performance of its duties and the discharge of its responsibilities under this Charter.

(k)	Review of Charter. The Committee shall periodically review this Charter and recommend any changes to the Board as it may deem appropriate.

(l)	Reporting. The Chairman of the Committee shall report to the Board, at such times and in such manner, as the Board may from time to time require and shall promptly inform the Chairman of the Company of any significant issues raised during the performance of the functions as set out herein, by the external auditor or any Committee member, and shall provide the Chairman copies of any written reports or letters provided by the external auditor to the Committee.

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